(Translation)

Press Release

FUNAI

June 5, 2006

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on June 5, 2006, resolved that the Company would acquire its own shares pursuant to Article 165, paragraph 2 of the Corporation Law of Japan, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in response to changing business situations, the Company desires to acquire its own shares within the following limit whenever the necessity arises.

2. Details of the acquisition:

(1) Class of shares to be acquired:	Shares of common stock of the Company
(2) Total number of shares to be acquired:	(Not exceeding) 400,000 shares (Ratio thereof to the total number of issued shares: 1.1%)
(3) Aggregate acquisition prices of shares:	(Not exceeding) ¥5,000,000,000
(4) Acquisition period:	From June 6, 2006 to March 31, 2007

(For reference)	Number of own shares held by the Company as of April 30, 2006:	
	Total number of issued shares (excluding own shares held by the Company):	34,395,059 shares
	Own shares held by the Company:	1,701,037 shares

- END -

(Translation)

Press Release **FUNAI**

June 29, 2006

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice on Change of Account Auditors

Notice is hereby given that Funai Electric Co., Ltd. (the "Company") has changed its account auditors as follows:

1. Reason for the change:

 The Company's account auditors, ChuoAoyama PricewaterhouseCoopers, have received a disposition by the Financial Services Agency of Japan as of May 10, 2006 for suspension of part of business for two months as from July 1, 2006 through August 31, 2006.

 Consequently, they will be disqualified as the account auditors of the Company on June 30, 2006 and retire.

2. Name and address of the retiring account auditors:

 Name: ChuoAoyama PricewaterhouseCoopers

 Address: Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

3. Date of retirement:

 July 1, 2006

4. Schedule in the future:

Currently, the Company is inquiring into candidates for provisional account auditors. In the event that the Audit Committee of the Company determines to appoint such provisional account auditors, notice thereof will be given then.

- END -

(Translation)

Press Release **FUNAI**

July 10, 2006

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice Regarding Purchase of the Company's Own Shares on the Market

(Purchase of the Company's own shares pursuant to
Article 165, paragraph 2 of the Corporation Law of Japan)

This is to notify that the Company has purchased its own shares on the market pursuant to the provisions of Article 165, paragraph 2 of the Corporation Law of Japan as follows:

1. Purchase period:	From June 6 to June 30, 2006
2. Total number of shares purchased:	78,200 shares
3. Total amount of purchase costs of shares:	818,048,000 yen
4. Method of purchase:	Purchased on the Osaka Securities Exchange

Reference:

1. Contents of the resolution at the Board of Director's meeting held on June 5, 2006

(1) Type of shares to be purchased:	Shares of common stock
(2) Total number of shares to be purchased:	Up to 400,000 shares (1.1% of the total number of issued shares)
(3) Total amount of purchase costs of shares:	Up to 5,000,000,000 yen
(4) Period of purchase:	From June 6, 2006 to March 31, 2007

2. Total number of its own shares purchased on or after the on which the resolution was adopted at the Board of Directors' meeting (June 5, 2006) and the purchase costs thereof

(1) Total number of shares purchased:	78,200 shares
(2) Total amount of purchase costs of shares:	818,048,000 yen

3. Status of the Company's own shares as of June 30, 2006

(1) Total number of issued shares (excluding shares of treasury stock):	34,319,559 shares
(2) Number of shares of treasury stock:	1,779,237 shares

- END -

(Excerpt translation)

Press Release **FUNAI**

July 25, 2006

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice of Decision on Objection to Supplementary Tax Assessment Based on Application of the Tax System for Dealing with Tax Havens and Request for Examination

On August 24, 2005, Funai Electric Co., Ltd. (the "Company") filed with the Commissioner of the Osaka Regional Taxation Bureau an objection to his supplementary tax assessment based on application of the tax system for dealing with tax havens (dated June 28, 2005) to demand the repeal of the assessment on the ground that it was based on the mistaking of facts and misinterpretation and wrong application of laws and ordinances and accordingly, considered to be illegal. However, on June 28, 2006, the Company received a notice of decision on the objection, which dismissed the claim of the Company.

In response, the Company today filed a request for examination thereof with the Osaka Regional National Tax Tribunal.

- END -

(Excerpt translation)

FILE NO. 82-5078

June 6, 2006

NOTICE OF THE 54TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 54th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Tetsuro Funai
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

   June 22 (Thursday), 2006, 10:00 a.m.

2. Place:

   5F, Multipurpose Hall, Technology Bldg. of the Company
   7-1, Nakagaito 7-chome, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 54th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 54th business year by the account auditors and the Audit Committee

   2. Report on the balance sheet and statement of income for the 54th business year (from April 1, 2005 to March 31, 2006)

   3. Report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation

   Matters to be resolved:

   Proposition No. 1: Amendment to the Articles of Incorporation

   Proposition No. 2: Election of 11 Directors

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

I. Outline of business activities:

1. Development and results of business activities of the Group:

With regard to the global economy during the business year under review, the US economy continued to expand as private spending and capital investment grew steadily in spite of a series of large hurricanes. In Asia, the economies, especially China, also grew steadily. The Euro-zone economies showed a slow recovery due to an increase in exports.

The Japanese economy entered a phase of slow recovery as capital investment expanded due to the improvement of corporate earnings and increased demand and private spending increased due to improved employment conditions and a rise in consumer confidence.

In our electronics industry, demand for digital products, including TVs mounted with thin flat display panels, among others expanded. However, due to price hikes of raw materials arising from higher crude oil prices, as well as a sharp decline in prices of products arising from intensifying competition as Chinese and other manufacturers assumed greater prominence and manufacturers from outside our industry, such as IT companies, made inroads into the digital home product market. Thus, manufacturers continued to be faced with a severe condition.

Under these circumstances, the Group has exerted its efforts to develop and expand sales of digital products, including DVD-related products, LCD TVs, plasma TVs and digital still cameras, among others.

Consequently, consolidated net sales for the business year under review amounted to ¥360,885 million (down 5.8% from the previous business year). In terms of income, consolidated operating income and consolidated ordinary income amounted to ¥23,305 million (down 30.1%) and ¥27,461 million (down 25.0%), respectively. Consolidated net income amounted to ¥21,596 million (down 16.0%).

The following are sales by product:

Audiovisual equipment:

With regard to analog products, while sales of VCRs and combination TV/VCRs decreased due to the market contraction, sales of cathode ray tube TVs, which had been in strong demand, increased as the Company focused its efforts on sales promotion. With regard to digital products, sales of LCD TVs and plasma TVs increased steadily. However, due to a sharp decline in the prices of DVD-related products and weak demand growth in DVD recorders in North America, sales of digital products decreased. Thus, net sales of

audiovisual equipment amounted to ¥235,465 million (down 6.8% from the previous business year).

Information equipment:

Sales of digital still cameras have continued to increase since the previous business year. However, sales of printers decreased due to intensifying competition. As a result, net sales of information equipment amounted to ¥95,950 million (down 5.0% from the previous business year).

Others:

Sales of parts and other items decreased. As a result, net sales of others amounted to ¥29,468 million (down 0.1% from the previous business year).

<Consolidated net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	235,465	65.2
Information equipment	95,950	26.6
Others	29,468	8.2
Total	360,885	100.0

2. Investment in plant and equipment by the Group:

Investment in plant and equipment during the business year under review totaled ¥3,758 million, which was spent principally to acquire manufacturing facilities at a consignment manufacturing factory (in China).

3. Fund-raising by the Group:

Nothing of significance to be reported.

4. Changes in results of operations and assets of the Group and the Company:

(1) Changes in results of operations and assets of the Group:

Item \ Business year	51st (April 1, 2002 to March 31, 2003)	52nd (April 1, 2003 to March 31, 2004)	53rd (April 1, 2004 to March 31, 2005)	54th (April 1, 2005 to March 31, 2006)
Net sales (million yen)	331,463	342,133	383,034	360,885
Ordinary income (million yen)	33,861	34,667	36,616	27,461
Net income (million yen)	19,296	26,280	25,722	21,596
Net income per share (yen)	540.59	744.13	719.61	620.02
Total assets (million yen)	196,865	223,191	255,326	288,524
Net assets (million yen)	128,648	149,748	174,043	197,870

(Note) Net income per share is stated after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.

(2) Changes in results of operations and assets of the Company:

Item \ Business year	51st (April 1, 2002 to March 31, 2003)	52nd (April 1, 2003 to March 31, 2004)	53rd (April 1, 2004 to March 31, 2005)	54th (April 1, 2005 to March 31, 2006)
Net sales (million yen)	280,435	304,189	353,592	313,194
Ordinary income (million yen)	15,214	16,995	20,847	17,177
Net income (million yen)	2,946	7,210	12,004	11,161
Net income per share (yen)	81.02	203.15	335.17	320.45
Total assets (million yen)	103,380	119,331	140,307	141,353
Net assets (million yen)	76,166	87,026	100,291	100,601

(Notes) 1. Net income per share is stated after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.

2. Effective from the 52nd business year, the financial statements are prepared in accordance with the provisions of the amended Regulations for the Enforcement of the Commercial Code pursuant to the "Ministerial Ordinance to Amend Part of the Regulations for the Enforcement of the Commercial Code" of Japan.

5. Future challenges to the Group:

To forecast the business conditions during the next business year, the world economy is expected to continue to remain strong, though it is confronted with unforeseeable factors, such as high prices of crude oil and rising interest rates.

In our electronics industry, products are rapidly shifting from analog to digital. Such development creates new user needs and product-life cycles are becoming shorter and shorter. Additionally, Chinese and other manufacturers have assumed greater prominence and manufacturers from outside our industry, such as IT companies, have made inroads into the digital product market. As a result, price competition is intensifying.

Under these environment, the Company has clarified the action assignments of the Group and took measures during the business year under review, as described below:

1) Aggressive development of digital products and the strengthening of the system therefor

The Group broke into the market of DVD recorders, in cooperation with Mitsubishi Electric Corporation, and the market of digital still cameras in collaboration with Eastman Kodak Company of the United States. The Group also entered into a comprehensive business alliance with Thomson Group, including the exclusive license of certain patents and joint development in the digital television area. Thus, the Group has aggressively been developing business in the digital product area. In February 2006, the Group entered into an alliance with the Chi Mei Group in Taiwan for a stable supply of TFT liquid crystal panels for use in TVs and made a loan of US$400,000,000 to strengthen the relationship of both groups.

In addition, the Company has entered into an agreement with Kyoto University to jointly establish a system of next-generation optical discs and a comprehensive industry-university cooperation agreement on research and development of digital products with the University of Electro-Communications.

The Company will continue its efforts to develop products in the digital product area, among others and strengthen its system therefor, through enhancement of its technologies by human resources development, business alliances with other companies, industry-university cooperation and mergers and acquisitions, as the case may be.

2) Country risk aversion

Net sales of the Group derive from overseas markets at a very high rate. Specifically, net sales derived from the North American market accounted for 70.2% of the total net sales of the Group for the business year under review. Hence, if the economy in North America goes into a major recession, the operating results and financial position of the Group may be affected. To avert such risks, Funai Europe GmbH, a sales subsidiary of the Company in Europe, established a branch in London in July 2005 and a branch in Warsaw in October 2005, to expand the Group's sales network. In Japan, to strengthen competitiveness and marketing capabilities of the Group, the business of Funai Sales Co., Ltd., a subsidiary of the Company, was transferred to DX ANTENNA Co., Ltd., another subsidiary, in April 2005, whereby integrating its marketing structure. In addition, the Company is planning to develop new markets in India and Russia, among others, which are expected to expand in the future.

The Group's manufacturing sites are located in China, Malaysia and Thailand and its overseas manufacturing rate was 98.5% for the business year under review; its manufacturing rate in China was 74.4%. Hence, in the event of any change of the political system, change of law and taxation, emergence of a dispute, natural calamity, epidemic or any other contingency in China, the operating results and financial position of the Group may be affected. To avert such risks, Funai (Thailand) Co., Ltd., established in Thailand, is expanding manufacturing of large-size TVs and other audiovisual equipment.

3) Maintenance of competitiveness

To maintain competitiveness of the Group, it is necessary to promote internal production, bolster its purchasing power and further promote cost reductions by utilizing its unique productivity improvement system, or Funai Production System (FPS). In addition, it is another key issue to strengthen ties with leading distributors in globally dominating positions and OEM customers.

4) Commitment to environmental protection

The Group recognizes commitment to global environmental protection as another important management challenge. The Company has established an environment section at its head office and committed itself to environmental protection. The Company has also focused its efforts on acquiring the approval of ISO14001, an international environment management standard. The Dong Guan Plant (Guang Dong, China), a consignee of the Company, and its business sites in and outside of Japan have acquired such approval. The Company plans to acquire the approval for its business sites in the future.

5) Supplementary tax assessment based on application of tax system for dealing with tax havens

On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the 50th business year (ended

March 31, 2002) through the 52nd business year (ended March 31, 2004) recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The additional tax payment amount was estimated at ¥16,651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes. The Company regards the assessment by the Bureau to be improper based on factual errors and filed an administrative protest with the Bureau on August 24, 2005. The Company will assert in the proceedings that its tax accounting was valid.

The Company cordially seeks the continuous support and encouragement of its shareholders.

II. Outline of the Company (as of March 31, 2006)

1. Major businesses of the Group:

Section	Principal products
Audiovisual equipment	VCRs, DVD players, DVD recorders, TVs, LCD TVs, plasma TVs, projectors
Information equipment	Printers, digital still cameras
Others	Electronic equipment related to receivers, etc.

2. Offices of the Group:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 80,000,000 shares

(2) Total number of issued shares: 36,095,896 shares

(Note) The total number of issued shares increased by 25,500 shares as a result of the exercise of stock options (for the period from April 1, 2005 to March 31, 2006).

(3) Stated capital: ¥31,240 million

(Note) The stated capital increased by ¥121 million as a result of the exercise of stock options (for the period from April 1, 2005 to March 31, 2006).

(4) Number of shareholders: 7,960 persons

(5) Statement of stock acquisition rights:

	Number of stock acquisition rights	Class and number of shares to be issued or transferred	Amount to be paid in per share upon exercise of a stock acquisition right	Exercise period
The first stock acquisition rights for shares of common stock for the year ended March 31, 2003 (issued on July 23, 2002)	3,996	399,600 shares of common stock	¥15,150	From August 1, 2004 to July 31, 2011
The first stock acquisition rights for shares of common stock for the year ended March 31, 2004 (issued on July 22, 2003)	3,785	378,500 shares of common stock	¥13,646	From August 1, 2005 to July 31, 2012
The first stock acquisition rights for shares of common stock for the year ended March 31, 2005 (issued on July 21, 2004)	3,599	359,900 shares of common stock	¥16,167	From August 1, 2006 to July 31, 2013
The second stock acquisition rights for shares of common stock for the year ended March 31, 2005 (issued on August 13, 2004)	256	25,600 shares of common stock	¥16,836	From August 1, 2006 to July 31, 2013
The first stock acquisition rights for shares of common stock for the year ended March 31, 2006 (issued on July 12, 2005)	3,464	346,400 shares of common stock	¥12,369	From August 1, 2007 to July 31, 2014

(Notes) 1. All of the stock acquisition rights were issued, free of charge, for the purpose of granting stock options.

2. The number of shares to be issued or transferred upon exercise of each of the stock acquisition rights is 100 shares.

3. With regard to the state of new share subscription rights granted as stock options (as provided for in Article 280-19 of the previous Commercial Code of Japan (prior to the amendment to the Commercial Code in 2001)), please refer to the notes to the balance sheet herein.

(6) Principal shareholders:

Name	Shares in the Company held by Shareholder		Shares in Shareholder held by the Company	
	Shares (thousand shares)	Ratio of voting rights (%)	Shares (thousand shares)	Shareholding ratio (%)
Tetsuro Funai	12,824	37.29	-	-
The Master Trust Bank of Japan, Ltd.	1,803	5.24	-	-
Tetsuo Funai	1,739	5.06	-	
Japan Trustee Services Bank, Ltd.	1,304	3.79	-	-
Funai Information Science Promotion Foundation	1,000	2.91	-	-
Hero and Company	730	2.12	-	--
Mellon Bank NA as Agent for its client Mellon Omunibus US Pension	624	1.82	-	--
The Chase Manhattan Bank NA London	568	1.65	-	-
Takahide Funai	556	1.62	-	-
JPMCB USA Residents Pension Jasdec Lend 385051	470	1.37	-	-

(Notes) 1. All the shares held by The Master Trust Bank of Japan, Ltd. and Japan Trustee Services Bank, Ltd. are related with their trust business.

2. The Company, which holds 1,701,006 shares of treasury stock, is not included in the above-listed principal shareholders.

3. Each ratio of voting rights is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(7) Acquisition, disposition and possession by the Company of its own shares

1) Acquisition of shares:

Shares of common stock	1,000,447 shares
Total amount	¥12,342 million

2) Disposition of shares: None

3) Forfeiture of shares: None

4) Shares of treasury stock held as of March 31, 2006

Shares of common stock 1,701,006 shares

5) Shares of treasury stock acquired in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation after the close of the 53rd Ordinary General Meeting of Shareholders

Shares of common stock	589,800 shares
Total amount	¥7,526 million
Reason for the acquisition	To implement its financing policy to help enhance the shareholder value with agility in response to changes in the business conditions

4. State of employees of the Group:

Number of employees	As compared with the end of the previous business year (+ or -) (persons)
19,515	- 3,832

(Notes) 1. The above number of employees represents persons engaged.
2. The above number of employees includes employees of the consignment manufacturing factories (15,490 employees).
3. The decrease in the number of employees in comparison with the previous business year derived from a decrease in the number of employees of the consignment manufacturing factories.

5. State of business affiliations:

(1) State of major subsidiaries:

Trade name	Capital stock	Ratio of voting rights of the Company (%)	Main business
DX ANTENNA Co., Ltd.	¥950 million	85.50	Sale of the Company's products, etc.
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (Malaysia) Sdn.Bhd.	M$30 million	100.0	Manufacture of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(Note) Each ratio of voting rights is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(2) Results of business combinations:

During the business year under review, the Company liquidated one of its

consolidated subsidiaries Daisho Electronics Co., Ltd. Consequently, as of March 31, 2006, the Company had 12 consolidated subsidiaries, and two companies subject to the equity method.

Funai Sales Co., Ltd., a consolidated subsidiary of the Company, which transferred all of its business to DX ANTENNA Co., Ltd., another consolidated subsidiary of the Company, as of April 1, 2005, ceased to be a major subsidiary of the Company.

The results of business combinations for the business year under review are as described in "I. Outline of business activities; 1. Development and results of business activities of the Group" above.

6. Principal lenders:

Nothing of significance to be reported.

7. Directors and Corporate Officers:

(1) Directors

Title	Name
Director	Tetsuro Funai
Director	Yoshio Nakajima
Director	Sanya Ito
Director	Akitaka Inoue
Director	Mitsuo Yonemoto
Director	Junsho Kawasaki
Director	Morihiko Tashiro
Director	Akira Miyazaki
Director	Shigemichi Asakura
Director	Yasuhisa Katsuta

(Notes)

1. Directors Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura and Yasuhisa Katsuta are outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. The change of officers during the business year under review was as follows:

   - Assumption of office as Director

   At the 53rd Ordinary General Meeting of Shareholders held on

June 23, 2005, Messrs. Yoshio Nakajima, Sanya Ito, Akitaka Inoue, Shigemichi Asakura and Yasuhisa Katsuta were newly elected as Directors and assumed office.

- Retirement as Director

  Upon the close of the 53rd Ordinary General Meeting of Shareholders held on June 23, 2005, Messrs. Motoaki Yasumura and Akira Yokouchi retired as Directors.

- Retirement as Statutory Auditor

  Upon the close of the 53rd Ordinary General Meeting of Shareholders held on June 23, 2005, the Company shifted to a "company adopting a committee system". Consequently, Statutory Auditors Messrs. Akitaka Inoue, Kengo Takemori, Yasushi Ogino, Shigemichi Asakura and Shigeru Otsuka retired.

3. The committee members of the company adopting a committee system as provided for in Article 21-5, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan were elected at the meeting of the Board of Directors held on June 23, 2005 and assumed office as described below:

   - Members of the Nomination Committee:

     Tetsuro Funai (chairman), Yoshio Nakajima, Sanya Ito, Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro, Akira Miyazaki and Yasuhisa Katsuta

   - Members of the Audit Committee:

     Akitaka Inoue (chairman), Morihiko Tashiro, Shigemichi Asakura and Yasuhisa Katsuta

   - Members of the Compensation Committee:

     Tetsuro Funai (chairman), Yoshio Nakajima, Sanya Ito, Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura and Yasuhisa Katsuta

(2) Corporate Officers:

Title	Name
Representative Corporate Officer, President and CEO	Tetsuro Funai
Vice President, Corporate Officer	Yoshio Nakajima
Senior Managing Corporate Officer	Sanya Ito

(Notes) 1. The above three Corporate Officers concurrently serve as Directors.

2. Change of Corporate Officers during the business year under review:

Upon the close of the 53rd Ordinary General Meeting of Shareholders held on June 23, 2005, the Company shifted to a "company adopting a committee system". Consequently, the above Corporate Officers were elected at the meeting of the Board of Directors held on the same day and assumed office.

[Officers]

The Company has adopted a system of officers. The Officers as of March 31, 2006 were as follows:

Executive Officer	Tsunehiro Mizushima
Executive Officer	Yoshio Kinoshita
Executive Officer	Takashi Kiyomoto
Executive Officer	Hideo Nakai
Executive Officer	Tomonori Hayashi
Officer	Masayuki Tani
Officer	Akihiko Naito
Officer	Noriyuki Yamamoto

8. Summary of the resolution of the Board of Directors on the matters necessary for the Audit Committee to perform its duties:

The substance of the resolution of the Board of Directors on the matters as provided for in the Ordinance of the Ministry of Justice (Article 193 of the Regulations to Enforce the Commercial Code) under Article 21-7, paragraph 1, item 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan is as follows:

(1) Matters concerning employees to support the duties of the Audit Committee:

The Company shall have an Audit Office as an organization unit to support the duties of the Audit Committee.

(2) Matters concerning the assuring of independence of employees to support the duties of the Audit Committee from the Corporate Officers:

With regard to the transfers of employees to and from the Audit Office and their evaluation, the Company shall respect the opinions of the Audit Committee and assure the independence of the Audit Office from the Corporate Officers.

(3) Matters concerning the matters to be reported by Corporate Officers and employees to the Audit Committee and other matters to be reported to the Audit Committee:

The Company shall establish "Regulations on Reports to the Audit Committee" to specify the matters to be reported to the Audit Committee, including facts that may threaten to materially prejudice the Company and facts in violation of laws or ordinances or the Articles of Incorporation, the timing, method, etc. thereof.

(4) Matters concerning storage and management of information on the performance of Corporate Officers of their duties:

The Company shall store and manage important information pursuant to its "Document Management Regulations" and any Audit Member designated by the Audit Committee shall be entitled to inspect the documents at any time.

(5) Matters concerning regulations and other frameworks for management of exposures to loss:

The Company shall establish "Risk Management Regulations" for management of exposures to loss and each division or department shall manage risks involving its relevant operations and institute measures for systematic management thereof.

(6) Other matters concerning frameworks to assure the performance by the Corporate Officers of their duties in compliance with laws or ordinances or the Articles of Incorporation and efficiently:

The Board of Directors or the Corporate Officers shall make decisions on important investment and financing projects, based upon deliberations thereof by the Investment and Financing Council and the Company shall, in its "Compliance Regulations", specify actions to be taken by its officers and employees to comply with laws or ordinances.

9. Policy on the determination of the substance of remuneration receivable by Directors and Corporate Officers:

For the purpose of determining the substance of remuneration of Directors and Corporate Officers of the Company, to determine remuneration with objectivity and transparency from the perspective of its shareholders and employees, such remuneration consists of monthly remuneration, which shall be payable in a fixed amount monthly, performance-based remuneration (bonuses), which shall be payable based on performances, year-end benefits and retirement gratuities, which shall be payable upon retirement.

No stock option is included in remuneration to be determined by the Compensation Committee.

(1) Remuneration of Directors:

Remuneration of Directors consists of monthly remuneration, year-end benefits and retirement gratuities as their duties are not directly involved in individual execution of business and principally relate to supervising functions.

- Monthly remuneration shall be determined by taking into consideration whether they are full-time or part-time Directors, as well as remuneration levels of other companies, among other things.
- The amount of year-end remuneration shall, for the Directors who are not outside Directors, be determined within the limit of 25% of the annual payments based on monthly remuneration.
- Retirement gratuities shall be payable in an amount calculated pursuant to the "Regulations of Officers' Retirement Gratuities" established by the Compensation Committee.

No remuneration of Directors shall be paid to Directors concurrently serving as Corporate Officers.

(2) Remuneration of Corporate Officers:

Remuneration of Corporate Officers consists of monthly remuneration, performance-based remuneration (bonuses) and retirement gratuities:

- Monthly remuneration shall be determined by taking into consideration each Corporate Officer's position and responsibilities, business conditions and operating results of the Company and remuneration levels of other companies, among other things.
- Performance-based remuneration (bonuses) shall be determined based on the operating results of the Company as a whole and the results of each Corporate Officer's business in charge, among other things.

- Retirement gratuities shall be payable in an amount calculated pursuant to the "Regulations of Officers' Retirement Gratuities" established by the Compensation Committee.

10. Matters concerning the amount of remuneration paid to Directors and Corporate Officers and the amount of other proprietary benefits in consideration of the performance of their duties:

(1) Amount of remuneration paid to Directors and Statutory Auditors

(Recognition period: before shift to a company adopting a committee system, from April 1, 2005 to June 23, 2005)

Classification	Directors		Statutory Auditors		Total	
	No. of member	¥ thousand	No. of member	¥ thousand	No. of member	¥ thousand
Remuneration according to the Articles of Incorporation or the resolution of general meetings of shareholders	7	75,000	5	13,800	12	88,800
Retirement gratuities according to the resolution of general meetings of shareholders	2	64,000	5	6,550	7	70,550
Total		139,000		20,350		159,350

(2) Amount of remuneration paid to Directors and Corporate Officers and the amount of other proprietary benefits in consideration of the performance of their duties

(Recognition period: after shift to a company adopting a committee system, from June 23, 2005 to March 31, 2006)

Classification	Director		Corporate Officer		Total	
	No. of member	¥ thousand	No. of member	¥ thousand	No. of member	¥ thousand
Remuneration according to the resolution of the Compensation Committee	7	51,750	3	112,200	10	163,950
Retirement gratuities according to the resolution of the Compensation Committee	-	-	-	-	-	-
Total		51,750		112,200		163,980

11. Amount of remuneration paid to the account auditors:

(1)	Total amount of remuneration payable to the account auditors by the Company and its subsidiaries:	¥46 million
(2)	Of the total amount set forth in item 1) above, the total amount of remuneration payable to the account auditors by the Company and its subsidiaries for services under Article 2, paragraph 1 (audit certificate services) of the Certified Public Accountant Law (1948 Law No. 103) of Japan:	¥46 million
(3)	Of the total amount set forth in item 2) above, the total amount of remuneration payable by the Company to the account auditors:	¥30 million

(Note) The amount of remuneration for audits under the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan and the amount of remuneration for audits under the Securities and Exchange Law of Japan are not separated in the audit agreement between the Company and the account auditors and cannot actually be separated. Hence, the amount in item 3) above includes both amounts.

12. State of stock acquisition rights issued to parties other than shareholders on specifically favorable conditions during the business year under review:

(First issuance for the year ended March 31, 2006:
Resolution adopted at the meeting of the Board of Directors held on July 12, 2005)

(1)	Total number of stock acquisition rights issued:	3,464 rights (100 shares per stock acquisition right)
(2)	Class and number of shares to be issued upon exercise of stock acquisition rights:	346,400 shares of common stock of the Company
(3)	Issue price of a stock acquisition right:	Free of charge
(4)	Amount to be paid in upon exercise of a stock acquisition right:	¥12,369 per share
(5)	Period for exercising stock acquisition rights:	August 1, 2007 through July 31, 2014

(6) Terms and conditions of the exercise of stock acquisition rights:

(i) The number of stock acquisition rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her stock acquisition rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising stock acquisition rights expires.

(ii) Any officer or employee of the Company or any of its related companies who has been allocated stock acquisition rights shall not be entitled to exercise his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or external researcher of the Company or any of its related companies who has been allocated stock acquisition rights exercises his/her rights in any given year (from August 1 through July 31 of the following year) during the period for exercising stock acquisition rights mentioned in paragraph (6) above, he/she shall be required to obtain approval from the Board of Directors of the number and timing of stock acquisition rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director, corporate officer, officer or employee of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be a director, corporate officer, officer, statutory auditor or employee of the Company or any of its related companies or an advisor of the Company or any of its related companies under an advisory contract entered into with the Company or any of its related companies, as the case may be, he/she shall not be entitled to exercise the stock acquisition rights.

(v) If any advisor of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be an advisor under an advisory contract entered into with the Company or any of its related companies, such advisor shall not be entitled to exercise the stock acquisition rights.

(vi) If any external consultant or external researcher of the Company or any of its related companies who has been allocated stock acquisition rights ceases to be an external consultant or external researcher under a contract entered into with the Company or any of its related companies, such external consultant or external researcher shall not be entitled to exercise the stock acquisition rights.

(vii) If any person who has been allocated stock acquisition rights dies, his/her heir may succeed to the stock acquisition rights, subject to the terms and conditions to be stipulated in the contract mentioned in item (viii) below.

(viii) Any other terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated stock acquisition rights in accordance with a resolution to be adopted at a meeting of its Board of Directors.

(7) Events and conditions to cancel stock acquisition rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration unless the surviving company or the 100% parent company of the Company succeed to obligations related to the stock acquisition rights.

(ii) In the event that any person who has been allocated stock acquisition rights fails to exercise his/her stock acquisition rights due to any of the terms and conditions mentioned in paragraph (6) above occurring prior to the exercise thereof, the Company may cancel his/her stock acquisition rights without consideration.

(8) Restriction on the transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(9) Content of the favorable condition:

The Company issued stock acquisition rights to the directors, employees and researchers of the Company and its subsidiaries, free of charge.

(10) Names of persons who have been allocated stock acquisition rights and the numbers thereof:

(Translation omitted)

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

CONSOLIDATED BALANCE SHEETS
(as of March 31, 2006)

(million yen)

ASSETS:

Current assets:	**150,286**
Cash or hand and in banks	58,592
Trade notes and trade accounts receivable	49,415
Inventories	34,453
Deferred tax assets	2,927
Others	5,491
Allowance for doubtful accounts	(594)
Fixed assets:	**138,237**
Tangible fixed assets:	**19,399**
Buildings and structures	5,984
Machinery, equipment and motor vehicles	4,078
Tools, furniture and fixtures	4,222
Lands	5,068
Others	46
Intangible fixed assets	**7,257**
Patents	6,137
Others	1,120
Investments and other assets:	**111,580**
Investment securities	42,681
Long-term loans receivable	47,199
Long-term suspense tax payment	19,184
Deferred tax assets	136
Other investments and other assets	3,235
Allowance for doubtful accounts	(857)
TOTAL ASSETS	**288,524**

(million yen)

LIABILITIES:	
Current liabilities:	**76,495**
Trade notes and trade accounts payable	32,124
Short-term loans payable	29,348
Other accounts payable	9,080
Accrued corporation tax, etc.	2,566
Allowance for bonuses	196
Reserve for products guarantee	312
Other current liabilities	2,866
Fixed liabilities:	**13,823**
Long-term loans payable	5,317
Deferred tax liabilities	4,805
Revaluated deferred tax liabilities	291
Reserve for employee retirement benefits	1,847
Allowance for officers' retirement gratuities	907
Other fixed liabilities	655
TOTAL LIABILITIES	**90,319**
Minority interests:	
Minority interests	333
SHAREHOLDERS' EQUITY:	
Capital	31,240
Additional paid-in capital	33,205
Retained earnings	145,029
Revaluation difference of other securities	8,504
Foreign exchange translation adjustment	1,104
Treasury stock	(21,214)
TOTAL SHAREHOLDERS' EQUITY	**197,870**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**288,524**

CONSOLIDATED STATEMENTS OF INCOME
(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		360,885
Operating expenses		
Cost of sales	294,032	
Selling, general and administrative expenses	43,547	337,580
Operating income		**23,305**
Non-operating income and expenses		
Non-operating income:		
Interest and dividend income	3,310	
Gain on foreign exchange	1,658	
Other non-operating income	335	5,304
Non-operating expenses:		
Interest expenses	875	
Other non-operating expenses	273	1,148
Ordinary income		**27,461**
Special income and expenses		
Special income:		
Income from sale of fixed assets	66	
Return of the entrusted portion of the employee pension fund	3,056	
Other special income	294	3,417
Special expenses:		
Loss from disposition of fixed assets	220	
Valuation loss of investment securities	455	
Amount transferred to allowance for doubtful accounts	555	
Other special expenses	227	1,459
Income before tax for the year		**29,420**
Corporate, inhabitant and enterprise taxes	5,351	
Adjustment to corporate taxes, etc.	2,420	7,771
Minority interests		52
Net income for the year		**21,596**

Copy of Account Auditors' Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITOR'S AUDIT REPORT

May 6, 2006

To: The Board of Directors
Funai Electric Co., Ltd.

ChuoAoyama Audit Corporation

By Shinko Nakazato (seal)
Specified and Executive Partner
Certified Public Accountant

By Shumei Osafune (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 21-32, paragraph 2 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 54th business year from April 1, 2005 to March 31, 2006 of Funai Electric Co., Ltd. (the "Company"). Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

Additional information:

As described in "3. Supplementary Tax Assessment Based on the Application of the Tax System for Dealing with Tax Havens" in the Notes to Consolidated Balance Sheet, with regard to the supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries in Hong Kong, the Company filed an administrative protest with the Bureau on August 24, 2005. The Company has accounted for the additional tax payment amount of ¥19,184 million (including incidental taxes) in "long-term suspense tax payment" under the "investments and other assets" on its consolidated balance sheet, and has not accounted for the effect of such taxation for or after the 53rd business year, which was immediately after the business year during which the investigation by the Bureau was made.

There is no such relation of interests between the Company and this auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, members of the Audit Committee of the Company, audited the consolidated balance sheet and consolidated statement of income (the "consolidated financial statements") for the 54th business year from April 1, 2005 to March 31, 2006, and hereby report the results as follows:

1. Method of Audit in Outline:

The Audit Committee, in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee, received from the Corporate Officers, etc. and the account auditors reports and explanations on the consolidated financial statements and conducted verification based on such reports and explanations.

We also required the subsidiaries and consolidated subsidiaries to render reports on their accounts and made investigation into the state of their business activities and property whenever necessary.

2. Results of Audit:

(1) We are of the opinion that the method and results of the audit made by the Company's account auditors, ChuoAoyama Audit Corporation, are proper.

(2) That based on the investigations of the subsidiaries and consolidated subsidiaries, there is nothing to be pointed out with respect to the consolidated financial statements.

May 8, 2006

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Member of the Audit Committee

Shigemichi Asakura (seal)
Member of the Audit Committee

Yasuhisa Katsuta (seal)
Member of the Audit Committee

(Note) Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura and Yasuhiro Katsuta are outside directors as provided for in Article 21-8, paragraph 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan (which was abolished upon enforcement of the Corporation Law of Japan as of May 1, 2006).

BALANCE SHEET
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	**47,603**
Cash on hand and in banks	8,700
Trade notes receivable	922
Trade accounts receivable	33,703
Securities	291
Finished products	341
Raw materials	786
Deferred tax assets	1,016
Short-term loans receivable	150
Other current assets	1,723
Allowance for doubtful accounts	(31)
Fixed assets:	**93,749**
Tangible fixed assets:	**9,167**
Buildings	3,773
Structures	95
Machinery and equipment	68
Motor vehicles	2
Tools, furniture and fixtures	1,245
Lands	3,982
Intangible fixed assets:	**6,825**
Goodwill	360
Patents	6,137
Software	315
Telephone rights	12
Investments and other assets:	**77,755**
Investment securities	36,006
Capital stock of associated companies	17,307
Investments in shares of associated companies	2,789
Long-term loans receivable	3,444
Long-term suspense tax payment	19,184
Other investments and other assets	2,187
Allowance for doubtful accounts	(3,163)
TOTAL ASSETS	**141,353**

LIABILITIES (million yen)

Current liabilities:	**34,176**
Trade accounts payable	26,252
Other accounts payable	4,316
Accrued corporation tax, etc.	1,608
Other current liabilities	1,999
Fixed liabilities:	**6,575**
Deferred tax assets	4,279
Reserve for employee retirement benefits	859
Allowance for officers' retirement gratuities	907
Other fixed liabilities	528
TOTAL LIABILITIES	**40,751**

SHAREHOLDERS' EQUITY

Capital:	**31,240**
Additional paid-in capital:	**33,205**
Capital reserve	32,766
Other additional paid-in capital	438
Gain on disposition of treasury stock	438
Retained earnings:	**49,020**
Earned surplus reserve	209
Voluntary reserve	35,136
Reserve for deferred income tax on fixed assets	586
General reserve	34,550
Unappropriated retained earnings for the year	13,674
Other valuation differences of securities	**8,348**
Treasury stock	**(21,214)**
TOTAL SHAREHOLDERS' EQUITY	**100,601**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**141,353**

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		313,194
Operating expenses		
Cost of sales	274,754	
Selling, general and administrative expenses	24,055	298,809
Operating income		**14,384**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	627	
Gain on foreign exchange	2,173	
Other non-operating income	126	2,927
Non-operating expenses		
Loss on investments in partnership	127	
Other non-operating expenses	7	134
Ordinary income		**17,177**
Special income and expenses		
Special income		
Return of the entrusted portion of employees' pension fund	2,986	
Other special income	178	3,164
Special expenses		
Loss from disposition of fixed assets	151	
Amount transferred to allowance for doubtful accounts	508	
Valuation loss of investment securities	396	
Other special expenses	388	1,444
Income before tax for the year		**18,897**
Corporate, inhabitant and enterprise taxes	4,435	
Adjustment to corporate taxes, etc.	3,300	7,735
Net income for the year		**11,161**
Unappropriated retained earnings brought forward from the previous year		2,512
Unappropriated retained earnings for the year		**13,674**

Significant accounting policies:

1. Basis and method of valuation of securities:

   (1) Investment in subsidiaries' stock and affiliates' stock:

   At cost, determined by the moving average method.

   (2) Other securities:

   Those with market value:

   At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

   Those without market value:

   At cost, determined by the moving average method.

2. Basis and method of valuation of inventories:

   (1) Finished products: At cost, determined by the periodic average method.

   (2) Raw materials: At cost, determined.

3. Method of depreciation of fixed assets:

   (1) Tangible fixed assets: Stated by the fixed rate method.

   However, with regard to the buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method has been adopted.

   (2) Intangible fixed assets: Stated by the straight-line method.

   However, depreciation of goodwill is made equally for the longest period (five years) as provided for in the Regulations for the Enforcement of the Commercial Code; depreciation of patents is made by the straight-line method based on the estimated economically usable period; and depreciation of software for use by the Company is made by the straight-line method based on the usable years (five years) within the Company.

4. Basis for providing important allowances:

(1) Allowance for doubtful accounts:

To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations and plan assets as of the close of the business year.

Past service liability is treated as expenses, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such past service liability occurs.

Actuarial differences are treated as expenses from the next business year, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees for each business year during which such differences occur.

(Change of accounting policy)
As from the business year under review, the Company applies the "Amendment to the Accounting Standard for Retirement Benefits" (Corporate Accounting Standard No. 3, March 16, 2005) and the "Guidance on the Amendment to the Accounting Standard for Retirement Benefits" (Guidance on Corporate Accounting Standard No. 7, March 16, 2005). The accounting change has no significant effect on profits or losses.

(Additional information)
Pursuant to the enforcement of the Defined Contribution Pension Law of Japan, the Company obtained the permission of the repayment of the prior payment obligations regarding the entrusted government's portion of retirement benefit obligations to the Funai Electric Employee Pension Fund from the Minister of Health, Labour and Welfare as of October 1, 2005 and paid an amount equivalent to the minimum liability reserve on March 3, 2006. The effect on profits or losses for the business year under review is accounted for as a special income of ¥2,986 million.

(3) Allowance for officers' retirement gratuities:

To provide for the payment of retirement gratuities to officers, an amount payable at the end of the business year under the Company's internal rules is reserved.

This is an allowance under the provision of Article 43 of the Regulations for the Enforcement of the Commercial Code.

5. Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

6. Accounting treatment of the consumption tax:

Consumption taxes are accounted for on the tax exclusion method.

Change in important accounting policies

Accounting Standard for Impairment of Fixed Assets

As from the business year under review, the Company applies the "Accounting Standard for Impairment of Fixed Assets" ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002)) and the "Guidance on Accounting Standard for Impairment of Fixed Assets" (the Accounting Standards Board of Japan Guidance on Corporate Accounting Standard No. 6, October 31, 2003). The accounting change has no effect on profits or losses.

Notes to Balance Sheet:

1. Money debts due from and to associated companies:

Short-term money debts due from associated companies:	¥17,756 million
Long-term money debts due from associated companies:	¥3,199 million
Short-term money debts due to associated companies:	¥27,529 million

2. Accumulated depreciation of tangible fixed assets: ¥8,016 million

3. Important lease assets:

Computers and their peripherals are used by the Company under lease agreements.

4. Guarantee obligations: ¥6,060 million

5. New share subscription rights granted as stock options:

New share subscription rights pursuant to the previous Article 280-19 of the Commercial Code of Japan (prior to the amendment to the Commercial Code of Japan in 2001):

Date of special resolution of the General Meeting of Shareholders:	June 27, 2001
Number of new share subscription rights:	-
Class and number of shares to be issued or transferred upon exercise of new share subscription rights:	319,900 shares of common stock
Amount to be paid in upon exercise of new share subscription rights:	¥9,549 per share
Period of exercise of new share subscription rights:	From January 1, 2004 to December 31, 2010

(Note) The number of shares to be issued or transferred upon exercise of new share subscription rights means the number of new shares scheduled to be issued as determined by the special resolution, minus the number of shares already issued and the number of shares that could not be issued due to forfeiture of the rights thereto.

6. Increase in net assets as a result of valuation thereof at market prices as provided for in Article 124, item 3 of the Regulations for the Enforcement of the Commercial Code: ¥8,348 million

7. On June 28, 2005, the Company received notice of supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries (consolidated subsidiaries) in Hong Kong for the three business years ended March 31, 2002 through March 31, 2004 recognized as income of the Company, as the subsidiaries in Hong Kong did not satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens. The additional tax payment amount was estimated at ¥16, 651 million (¥19,184 million including incidental taxes), including corporate income taxes, inhabitant taxes and enterprise taxes. The Company regards the assessment by the Bureau to be improper based on factual errors and filed an administrative protest with the Bureau on August 24, 2005. The Company will assert in the proceedings that its tax accounting was valid. The Company has accounted for the additional tax payment amount in "long-term suspense tax payment" under the "investments and other assets" on its consolidated balance sheet. The taxation is judged based on the status of any relevant foreign company at the end of each business year thereof. Hence, for your reference, the effects of the taxation on the income of the subsidiaries in Hong Kong for or after the 53rd business year (ended March 31, 2005), which was immediately after the business year during which the investigation by the Bureau was made, are estimated at approximately ¥4,200 million

and ¥5,400 million in corporate, inhabitant and enterprise taxes for the 53rd business year (ended March 31, 2005) and the 54th business year (ended March 31, 2006), respectively. The Company has not accounted for the effects due to the aforementioned reasons.

Notes to Statement of Income:

1. Amount of transactions with associated companies:

Sales amount:	¥118,821 million
Purchase amount:	¥270,951 million
Amount of transactions other than trading:	¥27 million

2. Net income per share for the year: ¥320.45

- All figures in the balance sheet, statement of income and notes above are shown by disregarding any fractions of the relevant units. Net income per share for the year is shown by rounding upward the five-thousandths of one yen or more to the nearest one-hundredth of one yen.

APPROPRIATION OF RETAINED EARNINGS

1. Content of the appropriation of retained earnings

	(yen)
Unappropriated retained earnings for the year:	13,674,534,581
Reversal of voluntary reserve:	
Reversal of reserve for deferred income tax on fixed assets	21,694,230
Total:	13,696,228,811
Retained earnings to be appropriated:	
Dividends (¥55 per share)	1,891,718,950
General reserve	8,850,000,000
Total:	10,741,718,950
Unappropriated retained earnings carried forward	2,954,509,861

2. Reason for the appropriation of retained earnings

Based on its mid- and long-term policy on the appropriation of retained earnings and taking into consideration its operating results and business conditions for the business year under review, the Company propose to pay an ordinary dividend of ¥55 per share for the business year under review, an increase of ¥5 from the previous business year.

3. Mid- and long-term policy on the appropriation of retained earnings

The Company recognizes the paying out of earnings to its shareholders as one of the most important missions of management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends. In concrete terms, from the perspective of management aimed at giving a higher priority to shareholder interests, the Company will implement its dividend policy, based on the dividend rate of 1% for shareholder's equity on a consolidated basis, while taking into consideration its operating results and business conditions.

With regard to retained earnings, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 6, 2006

To: The Board of Directors
Funai Electric Co., Ltd.

ChuoAoyama Audit Corporation

By Shinko Nakazato (seal)
Specified and Executive Partner
Certified Public Accountant

By Shumei Osafune (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provisions of Article 21-26, paragraph 4 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 54th business year of Funai Electric Co., Ltd. (the "Company"), covering the period from April 1, 2005 to March 31, 2006. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the

subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the previous Commercial Code of Japan.

Additional information:

As described in "7. Supplementary Tax Assessment Based on the Application of the Tax System for Dealing with Tax Havens" in the Notes to Balance Sheet, with regard to the supplementary tax assessment from the Osaka Regional Taxation Bureau of aggregate taxation on the profits of the subsidiaries in Hong Kong, the Company filed an administrative protest with the Bureau on August 24, 2005. The Company has accounted for the additional tax payment amount of ¥19,184 million (including incidental taxes) in "long-term suspense tax payment" under the "investments and other assets" on its consolidated balance sheet, and has not accounted for the effect of such taxation for or after the 53rd business year, which was immediately after the business year during which the investigation by the Bureau was made.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

AUDIT REPORT

We, members of the Auditor Committee of the Company, audited the performance by Directors and Corporate Officers of their duties during the 54th business year from April 1, 2005 to March 31, 2006. We hereby report the results thereof as follows:

1. Method of Audit in Outline:

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the previous "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan (hereinafter referred to as the previous "Special Exceptions Law") and Article 193 of the previous Regulations to Enforce the Commercial Code of Japan and the internal control system established thereunder, and in accordance with the audit policy, assignment of duties, etc., as determined by the Audit Committee and in collaboration with the sections of the Company in charge of the internal control, attended important meetings, received reports or heard from the Directors, Corporate Officers, etc. on matters concerning the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, and required the subsidiaries to render reports on their business operations and made investigation into the state of their activities and property whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements based on such reports and accounts.

With respect to competitive transactions by Directors or Corporate Officers, transactions involving conflicting interests between Directors or Corporate Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required the Directors or Corporate Officers to render reports on and made a full investigation into the state of any transaction in question.

2. Results of Audit:

We are of the opinion:

(1) That the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 21-7, paragraph 1, item 2 of the previous Special Exceptions Law and Article 193 of the previous Regulations to Enforce the Commercial Code of Japan are proper;

(2) That the method and results of the audit made by the Company's Account Auditors, ChuoAoyama Audit Corporation, are proper;

(3) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(4) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(5) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(6) That in connection with the performance by the Directors or Corporate Officers of their duties, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors or Corporate Officers, transactions involving conflicting interests between Directors or Corporate Officers and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors or Corporate Officers.

(7) That as a result of the investigation of the subsidiaries, the performance by the Directors and Corporate Officers of their duties contains nothing to be pointed out.

May 8, 2006

Audit Committee
Funai Electric Co., Ltd.

Akitaka Inoue (seal)
Chairman of the Audit Committee

Morihiko Tashiro (seal)
Member of the Audit Committee

Shigemichi Asakura (seal)
Member of the Audit Committee

Yasuhisa Katsuta (seal)
Member of the Audit Committee

(Note) Members of the Audit Committee Morihiko Tashiro, Shigemichi Asakura and Yasuhisa Katsuta are outside directors as provided for in the proviso to Article 21-8, paragraph 4 of the previous Special Exceptions Law.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

   343,891 rights.

2. Propositions and explanatory information:

Proposition No. 1: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, effective May 1, 2006, it is proposed that amendment be made to the existing Articles of Incorporation of the Company as described below:

   (1) The Company intends to establish a provision to limit the rights exercisable in respect of less-than-one-unit shares to a reasonable extent (new Article 9).

   (2) The Company intends to generally, without specifying individual items, authorize matters to be provided for in the Share Handling Regulations by the Articles of Incorporation, which shall include matters concerning the exercise of rights by shareholders (new Article 11).

   (3) The Company intends to establish a provision to enable itself to disclose reference documents for General Meetings of Shareholders by a method of utilizing the Internet upon convening such meetings to enhance the convenience for the shareholders and reduce relevant costs (new Article 15).

   (4) The Company intends to establish a provision to allow its Board of Directors to adopt resolutions in writing or otherwise to make the Board of Directors function smoothly and efficiently as the necessity arises (new Article 24, paragraph 2).

   (5) The Company intends to include the purposes of the provisions of Articles 27 and 36 of the existing Articles of Incorporation in the new Articles 27 and 34 with regard to indemnification of Directors and Corporate Officers.

   (6) The Company intends to specify such matters (organization, issuance of share certificates, share registrar, etc.) as deemed to have been provided for in its Articles of Incorporation upon the enforcement of the Corporation Law, pursuant to the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law" (2005 Law No. 87) of Japan (new Articles 4, 7, 10, etc.).

(7) In addition, the Company intends to make required adjustment (including deletion of the provisions which have become contradictory with the purposes of the Corporation Law or unnecessary, changes of terms and expressions, changes of words and phrases and changes of laws or ordinances to be referred to) and accordingly, change the numbering of the Articles.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Trade name)	(Trade name)
Article 1. The Company shall be called Funai Denki Kabushiki Kaisha, which shall be written FUNAI ELECTRIC CO., LTD., in English.	Article 1. (Same as existing)
(Objectives)	(Objectives)
Article 2. The objectives of the Company shall be to engage in the following businesses:	Article 2. (Same as existing)
(1) Manufacture and sale of various electric appliances;	(Same as existing)
(2) Sale and purchase of various technological information;	
(3) Export and import relating to the foregoing items;	
4) Development, manufacture and sale of medical machinery and equipment, as well as machinery and equipment for health care;	
(5) Planning, production, distribution, sale, export and import of literary works relating to movies, videos, television programs, music, broadcasting, programs for communications and information;	

Existing Articles of Incorporation	Proposed amendment
(6) Development, design and sale of software;	(Same as existing)
(7) Manufacture, sale, export and import of Japanese-style and Western-style furniture;	
(8) Repair and maintenance services for the products and goods mentioned in the foregoing items (excluding items 2, 3 and 5);	
(9) Rent and lease of the products, goods, literary works and software mentioned in the foregoing items (excluding items 2, 3 and 8);	
(10) Sale, export and import of materials for confectionery, bread and noodles;	
(11) Operation of amusement facilities and restaurants;	
(12) Wholesale of prizes to amusement facilities;	
(13) Planning, production and management of various events;	
(14) Publishing and printing business;	
(15) Management consulting;	
(16) Contract labor business;	
(17) General lease business;	
(18) Maintenance of buildings and real estate management business;	
(19) Sale of used cars;	

Existing Articles of Incorporation	Proposed amendment
(20) Finance business, travel agency and non-life insurance agency; (21) Manufacture and sale of pharmaceuticals, quasi-pharmaceuticals, exercising machines and animal and plant oils and fats; (22) Information providing services via the Internet and information processing business; (23) Management and operation of computer network systems; (24) Acquisition, planning, development, maintenance, intermediation, sale and purchase of industrial property rights, copyrights and other incorporeal property rights; (25) Planning, development and operation of hospitals, clinics, pharmacies, nursing homes and other health care facilities; (26) Planning, development and operation of special nursing homes for the elderly, health and welfare facilities for the elderly requiring health care, homes for the elderly and other similar facilities; (27) Home health care business, such as home-visiting health care, home-visiting nursing and lease of equipment and devices for health care and self-support; (28) Planning, preparing and holding of training and seminars for dispatched medical and health care workers; (29) Treatment of medical waste; and	(Same as existing)

Existing Articles of Incorporation	Proposed amendment
(30) Any and all businesses incidental or pertaining to any of the foregoing items.	(Same as existing)
(Location of head office)	(Location of head office)
Article 3. The Company shall have its head office in the City of Daito.	Article 3. The Company shall have its head office in the City of Daito, Osaka Prefecture.
(To be newly established)	(Organs)
	Article 4. The Company shall have the following organs in addition to the General Meeting of shareholders and Directors: (1) The Board of Directors; (2) Committees; and (3) Account Auditors.
(Method of giving public notices)	(Method of giving public notices)
Article 4. Public notices of the Company shall be inserted in the Nihon Keizai Shimbun.	Article 5. The method of public notices of the Company shall be insertion thereof in the Nihon Keizai Shimbun.
(Company adopting a committee system)	(To be deleted)
Article 5. The Company shall subject itself to the special exceptions as provided for in Chapter II, Section 4 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations (the "Special Exceptions Law") of Japan.	
Chapter II. Shares	**Chapter II. Shares**
(Total number of shares to be issued)	(Total number of issuable shares)
Article 6. The total number of shares authorized to be issued by the Company shall be 80,000,000 shares; provided, however, that in case shares are cancelled, the number of shares so cancelled shall be subtracted from the total number of shares so authorized.	Article 6. The total number of issuable shares of the Company shall be 80,000,000 shares.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates in respect of its shares.
(Acquisition by the Company of its own shares) Article 7. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	(To be deleted)
(Number of shares to constitute one unit of shares and non-issuance of certificates for shares constituting less than one unit) Article 8. The number of shares to constitute one unit of shares of the Company shall be 100. 2. The Company shall not issue share certificates representing the number of shares constituting less than one unit of shares (hereinafter referred to as "less-than-one-unit shares") except as provided for in the Share Handling Regulations.	(Number of shares constituting one unit of shares and non-issuance of certificates for shares constituting less than one unit) Article 8. The number of shares constituting one unit of shares of the Company shall be 100. 2. Notwithstanding the provision of Article 7, the Company shall not issue certificates for less-than-one-unit shares, unless provided for in the Share Handling Regulations.
(Record date) Article 9. The Company shall treat the shareholders (including beneficial shareholders; the same applies hereinafter) whose names are entered or recorded in the last register of shareholders and register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of shareholders relating to the relevant settlement of accounts.	(To be deleted)

Existing Articles of Incorporation	Proposed amendment
2. In addition to the preceding paragraph, when necessity arises, the Company may temporarily fix any day as a record date, by giving prior public notice thereof, pursuant too a resolution of the Board of Directors or a decision of the Corporate Officers as authorized by resolution of the Board of Directors.	(To be deleted)
(To be newly established)	(Rights in respect of less-than-one-unit shares) Article 9. Any shareholder (including beneficial shareholder; the same applies hereinafter) of the Company cannot exercise any right other than those listed below, in respect of his/her less-than-one-unit shares: (1) The rights as provided for in the items of Article 189, paragraph 2 of the Corporation Law of Japan; (2) The rights to request pursuant to Article 166, paragraph 1 of the Corporation Law of Japan; and (3) The rights to the allocation of shares and stock acquisition rights offered to shareholders, in proportion to the numbers of their respective shares.
(Transfer agent) Article 10. The Company shall have a transfer agent with respect to its shares. 2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors or a decision of the Corporate Officers as authorized by resolution of the Board of Directors and public notice shall be given thereof.	(Share registrar) Article 10. The Company shall have a share registrar. 2. The share registrar and its place of business shall be designated by resolution of the Board of Directors or a decision of the Corporate Officers as authorized by resolution of the Board of Directors and public notice shall be given thereof.

Existing Articles of Incorporation	Proposed amendment
3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent, and not by the Company.	3. The preparation and keeping of the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of stock acquisition rights and the register of loss of share certificates of the Company and other business relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.
(Share Handling Regulations)	(Share Handling Regulations)
Article 11. The denominations of share certificates and the procedures relating to the shares of the Company, such as the registration of a transfer of shares and purchase of less-than-one-unit shares, and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors or the Corporate Officers as authorized by resolution of the Board of Directors.	Article 11. The procedures relating to the shares of the Company and the fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors or the Corporate Officers as authorized by resolution of the Board of Directors, in addition to laws or ordinances or these Articles of Incorporation.
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Convening)	(Convening)
Article 12. The Ordinary General Meeting of Shareholders of the Company shall be convened in June in each year and an Extraordinary General Meeting of Shareholders shall be convened whenever the necessity arises.	Article 12. The Ordinary General Meeting of shareholders of the Company shall be convened in June in each year and an Extraordinary General Meeting of Shareholders shall be convened whenever the necessity arises.
(To be newly established)	2. General Meetings of Shareholders of the Company shall be convened at the seat of the head office or somewhere in the City of Osaka.
(To be newly established)	(Record date for ordinary general meeting of shareholders)
	Article 13. The record date for the rights to vote at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.

Existing Articles of Incorporation	Proposed amendment
(Convener and chairman)	(Convener and chairman)
Article 13. Unless otherwise provided for in laws or ordinances, a General Meeting of Shareholders shall be convened, by resolution of the Board of Directors, and presided over, by the President and CEO.	Article 14. A General Meeting of Shareholders shall be convened, in accordance with a resolution of the Board of Directors, and presided over, by the President and CEO, who shall be Director.
2. If the President and CEO is unable to act, one of the other Corporate Officers shall act in his place in the order previously determined by the Board of Directors.	2. If the office of the President and CEO, who shall be Director, is vacant or he is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.
(To be newly established)	(Disclosure via the Internet of reference documents for the General Meeting of Shareholders, etc. and deemed provision thereof) Article 15. By disclosing information relating to the matters that shall be described or stated in any reference document for the General Meeting of Shareholders, business report, financial statement and consolidated financial statement upon convening a General Meeting of Shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 16. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present who are entitled to vote.

Existing Articles of Incorporation	Proposed amendment
2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 15. Shareholders may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights.	Article 17. Shareholders may exercise their voting rights by proxy (being one (1) person) who shall be another shareholder of the Company having voting rights.
2. The proxy mentioned in the preceding paragraph shall submit to the Company a document showing the power of representation for each General Meeting of Shareholders.	2. The proxy mentioned in the preceding paragraph shall submit to the Company a document showing the power of representation for each General Meeting of Shareholders.
(Minutes) Article 16. The outline proceedings and the resultant actions taken at each General Meeting of Shareholders shall be stated or recorded in minutes and the chairman and the Directors and Corporate Officers present shall affix their names and seals or their electronic signatures thereto.	(To be deleted)
Chapter IV. Directors, Board of Directors and Each Committee	**Chapter IV. Directors and Board of Directors**
(Number) Article 17. The Company shall have not more than 20 Directors.	(Number) Article 18. (Same as existence)
(Election) Article 18. Directors shall be elected by the General Meeting of Shareholders.	(Method of election) Article 19. Directors shall be elected at General Meetings of Shareholders.

Existing Articles of Incorporation	Proposed amendment
2. Resolutions for the election mentioned in the preceding paragraph shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	2. Resolutions for the election of Directors shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by a majority of the voting rights of the shareholders so present.
3. No cumulative voting shall be used for resolutions for the election of Directors.	3. (Same as existing)
(Term of office)	(Term of office)
Article 19. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 20. The term of office of Directors shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within one (1) year after their election.
(Chairman of the Board)	(Chairman of the Board)
Article 20. By resolution of the Board of Directors, the Company may appoint one (1) Chairman of the Board.	Article 21. By resolution of the Board of Directors, the Company may appoint one (1) Chairman of the Board.
(Convener and chairman of meetings of the Board of Directors)	(Convener and chairman of meetings of the Board of Directors)
Article 21. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman of the Board.	Article 22. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors shall be convened and presided over by the Chairman of the Board.
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, a meeting of the Board of Directors shall be convened and presided over by the President and CEO, who shall be Director.	2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, a meeting of the Board of Directors shall be convened and presided over by one of the Directors in the order previously determined by the Board of Directors.
3. If the Director and President and CEO is unable to act, one of the other Directors shall act in his place in the order previously determined by the Board of Directors.	(To be deleted)

Existing Articles of Incorporation	Proposed amendment
(Notice of meeting of the Board of Directors)	(Notice of meeting of the Board of Directors)
Article 22. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgency.	Article 23. Notice for convening a meeting of the Board of Directors shall be dispatched to each Director not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in the case of urgent necessity.
(To be newly established)	2. If consented to by all the Directors, a meeting of the Board of Directors may be held without following the convocation procedure.
(Method of adopting resolutions of the Board of Directors)	(Method of adopting resolutions of the Board of Directors)
Article 23. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 24. Resolutions of the Board of Directors shall be adopted at its meeting at which a majority of the Directors entitled to participate in voting shall be present, by a majority of the Directors so present.
(To be newly established)	2. If the requirements under Article 370 of the Corporation Law of Japan are fulfilled, the Company may deem that a resolution was adopted by the Board of Directors.
(Minutes of the Board of Directors)	(To be deleted)
Article 24. The outline proceedings and the resultant actions taken at each meeting of the Board of Directors shall be stated or recorded in minutes and the Directors present shall affix their names and seals or their electronic signatures thereto.	

Existing Articles of Incorporation	Proposed amendment
(Regulations of the Board of Directors)	(Regulations of the Board of Directors)
Article 25. All matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors, unless otherwise provided for in laws or ordinances or in these Articles of Incorporation.	Article 25. All matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors, in addition as provided for in laws or ordinances or in these Articles of Incorporation.
(Remuneration)	(Remuneration, etc.)
Article 26. Remuneration of Directors shall be determined by resolution of the Compensation Committee.	Article 26. Remuneration, bonuses and other proprietary benefits ("remuneration, etc.") Directors may receive from the Company in consideration of the execution of their duties shall be determined by resolution of the Compensation Committee.
(Indemnification of Directors and agreement with outside Director to limit the Director's liabilities)	(Indemnification of Directors)
Article 27. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for acts as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law, to the extent allowable by law.	Article 27. The Company may, by resolution of the Board of Directors, exempt any Director (including any former Director) from liabilities for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, to the extent allowable by law, pursuant to the provision of Article 426, paragraph 1 of the said Law.
2. The Company may enter into an agreement with any outside Director as provided for in the proviso of Article 21-8, paragraph 4 of the Special Exceptions Law to limit liabilities for acts as provided for in Article 21-17, paragraph 1 of the said Law to the aggregate amount as provided for in the items of paragraph 19 of Article 266 of the Commercial Code of Japan applied by Article 21-17, paragraph 5 of the said Law.	2. The Company may enter into an agreement with any outside Director to limit liabilities for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan to the aggregate amount as provided for in the items of paragraph 1 of Article 425 of the said Law, pursuant to the provision of Article 427, paragraph 1 of the said Law.
(Establishment of Committees)	(To be deleted)
Article 28. The Company shall have a Nomination Committee, Audit Committee and Compensation Committee (each, "Committee").	

Existing Articles of Incorporation	Proposed amendment
2. The Directors to form each Committee shall be appointed by resolution of the Board of Directors.	(To be deleted)
(Regulations of each Committee)	(To be deleted)
Article 29. All matters concerning each Committee shall be governed by the Regulations of each Committee to be established by the Board of Directors, unless otherwise provided for in laws or ordinances, these Articles of Incorporation or the Regulations of the Board of Directors.	
Chapter V. Corporate Officers	**Chapter V. Corporate Officers**
(Number)	(Number)
Article 30. The Company shall have no more than three (3) Corporate Officers.	Article 28. (Same as existing)
(Election and dismissal)	(Method of election)
Article 31. The election and dismissal of Corporate Officers shall be by resolution of the Board of Directors.	Article 29. Corporate Officers shall be elected by resolution of the Board of Directors.
(Term of office)	(Term of office)
Article 32. The term of office of Corporate Officers shall expire at the close of the first meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 30. The term of office of Corporate Officers shall expire at the close of the first meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within one (1) year after their election.
(Representative Corporate Officers and Corporate Officers with specific titles)	(Representative Corporate Officers and Corporate Officers with specific titles)
Article 33. The Board of Directors shall appoint one (1) or more Corporate Officers to represent the Company.	Article 31. By resolution of the Board of Directors, there shall be appointed one (1) or more Representative Corporate Officers.

Existing Articles of Incorporation	Proposed amendment
2. By resolution of the Board of Directors, the Company may appoint one (1) President and CEO, one (1) or more Executive Vice Presidents, Executive Managing Officers and Managing Officers.	2. By resolution of the Board of Directors, the Company may appoint one (1) President and CEO, one (1) or more Executive Vice Presidents, Executive Managing Officers and Managing Officers.
(Regulations of Corporate Officers)	(Regulations of Corporate Officers)
Article <u>34</u>. All matters concerning Corporate Officers shall be governed by the Regulations of Corporate Officers to be established by the Board of Directors, <u>unless otherwise</u> provided for in laws or ordinances, these Articles of Incorporation or the Regulations of the Board of Directors.	Article <u>32</u>. All matters concerning Corporate Officers shall be governed by the Regulations of Corporate Officers to be established by the Board of Directors, <u>in addition as</u> provided for in laws or ordinances, these Articles of Incorporation or the Regulations of the Board of Directors.
(Remuneration)	(Remuneration<u>, etc.</u>)
Article <u>35</u>. Remuneration of Corporate Officers shall be determined by resolution of the Compensation Committee.	Article <u>33</u>. Remuneration<u>, etc</u>. of Corporate Officers shall be determined by resolution of the Compensation Committee.
(Indemnification of Corporate Officers)	(Indemnification of Corporate Officers)
Article <u>36</u>. The Company may, by resolution of the Board of Directors, exempt any Corporate Officer (including any former Corporate Officer) from liabilities <u>for acts as provided for in Article 21-17, paragraph 1 of the Special Exceptions Law</u>, to the extent allowable by law.	Article 34. The Company may, by resolution of the Board of Directors, exempt any Corporate Officer (including any former Corporate Officer) from liabilities <u>for any damage as provided for in Article 423, paragraph 1 of the Corporation Law of Japan</u>, to the extent allowable by law, <u>pursuant to the provision of Article 426, paragraph 1 of the said Law</u>.
Chapter VI. Accounts	**Chapter VI. Accounts**
(<u>Business year and closing of accounts</u>)	(<u>Fiscal year</u>)
Article <u>37</u>. The <u>business</u> year of the Company shall begin on April 1 of each year and end on March 31 of the following year <u>and its accounts shall be closed on March 31 of each year</u>.	Article <u>35</u>. The fiscal year of the Company shall be <u>annual</u>, beginning on April 1 of each year and ending on March 31 of the following year.

Existing Articles of Incorporation	Proposed amendment
(To be newly established)	(Organ to determine distribution of surplus, etc.) Article 36. Unless otherwise provided for in laws or ordinances, the Company shall, by resolution of the Board of Directors but not by resolution of the General Meeting of Shareholders, determine the distribution of surplus and other matters as listed in the items of Article 459, paragraph 1 of the Corporation Law of Japan.
(Dividends) Article 38. Dividends of the Company shall be paid to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of the date of closing of accounts for each business year.	(Record date for distribution of surplus) Article 37. The record date for year-end dividends of the Company shall be March 31 of each year.
(To be newly established)	2. The record date for interim dividends of the Company shall be September 30 of each year.
(To be newly established)	3. In addition to the preceding two paragraphs, the Company may make distribution of surplus by specifying a record date therefor.
(Interim dividends) Article 39. The Company may, by resolution of the Board of Directors, make cash distribution under Article 293-5 of the Commercial Code of Japan as interim dividends to the shareholders or the registered pledgees appearing or recorded in the final register of shareholders as of September 30 of each year.	(To be deleted)
(Period of limitations on dividends, etc.) Article 40. The Company shall be relieved of the obligation to pay any dividend or interim dividend remaining unreceived upon expiration of three (3) full years from the day on which such any dividend or interim dividend became due and payable.	(Period of limitations on dividends) Article 38. In the event that cash is paid as dividends, the Company shall be relieved of the obligation to pay such any dividend remaining unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable.

Proposition No. 3: Election of 11 Directors

The term of office of all the (10) Directors currently in office will expire at the close of this Ordinary General Meeting of Shareholders. It is hereby proposed that 11 Directors, including seven outside Directors, be elected to further strengthen the management base.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by Candidate
1.	Tetsuro Funai	Director, Representative Corporate Officer and President and CEO of the Company	12,824,788 shares
2.	Yoshio Nakajima	Director and Executive Vice President of the Company	400 shares
3.	Sanya Itoh	Director and Managing Officer of the Company	2,900 shares
4.	Akitaka Inoue	Director of the Company	1,000 shares
5.	Mitsuo Yonemoto	Director of the Company	100 shares
6.	Junsho Kawasaki	Director of the Company	600 shares
7.	Morihiko Tashiro	Director of the Company	-
8.	Akira Miyazaki	Director of the Company	-
9.	Shigemichi Asakura	Director of the Company	200 shares
10.	Yasuhisa Katsuta	Director of the Company	-
11.	Hidetoshi Nishimura	Advisor of the Company	300 shares

(Notes)

1. Candidate for Director Mr. Tetsuro Funai is concurrently serving as Representative Director of Funai Service Co., Ltd. and F.G.S. Co., Ltd., which have business connections with the Company, respectively.

2. There is no relation of special interest between each of the other candidates and the Company.

3. Candidates for Directors Messrs. Mitsuo Yonemoto, Junsei Kawasaki, Morihiko Tashiro, Akira Miyazaki, Shigemichi Asakura, Yasuhira Katsuta and Hidetoshi Nishimura are candidates for outside directors.

- END -

(Excerpt translation)

June 22, 2006

NOTICE OF RESOLUTIONS OF THE 54TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 54th Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Tetsuro Funai
President and CEO

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

1. Report on the business report, consolidated balance sheet and consolidated statement of income for the 54th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 54th business year by the account auditors and the Board of Statutory Auditors

2. Report on the balance sheet and statement of income for the 54th business year (from April 1, 2005 to March 31, 2006)

3. Report on the purchase by the Company of its own shares in accordance with the resolution of the Board of Directors as authorized by the Articles of Incorporation

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 2: Election of 11 Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Mitsuo Yonemoto, Junsho Kawasaki, Morihiko Tashiro and Akira Miyazaki, Akitaka Inoue, Shigemichi Asakura, Sanya Itoh, Yasuhisa Katsuta and Yoshio Nakajima, 11 in all, were reelected as Directors and each of them assumed office.

- END -

It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Corporate Officer and Officers with specific titles were elected and assumed office:

President and CEO:	Tetsuro Funai
Executive Vice President:	Yoshio Nakajima
Managing Officer:	Sanya Itoh

- END -

ANNUAL REPORT 2006

82-05078

3-31-06
AR/S



FUNAI

Better products
Greater trust
Co-existence and co-prosperity

Since inception, Funai Electric has emphasized the strong supply capabilities, better quality and the high-level of cost performance as the sales points for the functional electronics that it manufacturers. Through this strategy, the Company has been able to build a significant reputation in the consumer use electronic products field.

The most important management resource that the Company has developed through its experience over the years is the unique production improvement system, the "Funai Production System," its optimally-positioned global sales and manufacturing locations, its slim corporate structure and speed management. These resources will become an important weapon to combat significant global competition as digital technology continues to expand more in the future.

At Funai Electric, our aim is to continue improving in the fields of quality, delivery and costs, with the goal to provide products that match the needs of the current generation on a global scale.


Dream
Belief

C O N T E N T S

Financial Highlights

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

Years ended March 31, 2006 and 2005

	(Millions of yen)		(Thousands of U.S.dollars)
	2006/3	2005/3	2006/3
Financial Year :			
Net Sales	¥360,885	¥383,034	$3,072,146
Operating Income	23,305	33,348	198,391
Net Income	21,596	25,723	183,843
Per Share (yen and U.S.dollars) :			
Net Income	¥620.02	¥719.61	$5.28
Cash Dividends	55.00	50.00	0.47
End of Financial Year :			
Shareholders' Equity	¥197,871	¥174,044	$1,684,439
Total Assets	288,524	255,326	2,456,151
Number of Employees	4,025	3,882	

Note-1 : The exchange rate of ¥117.47=U.S.$1.00 (as of March 31, 2006 in the Tokyo foreign exchange market) is used for the above calculations.
Note-2 : The figure for total number of employees does not include those employees of outsourced production facilities located in China.

■Net Sales



(¥ million)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
342,133
383,034
360,885
March '04
March '05
March '06

■Operating Income



(¥ million)
40,000
30,000
20,000
10,000
0
36,534
33,348
23,305
March '04
March '05
March '06

■Net Income



(¥ million)
30,000
25,000
20,000
15,000
10,000
5,000
0
26,280
25,723
21,596
March '04
March '05
March '06

■Net Income per Share



(¥)
800
700
600
500
400
300
200
100
0
744.13
719.61
620.02
March '04
March '05
March '06

To Our Shareholders



Competition in the electronics industry today is becoming extremely fierce on the global stage, especially in the digital consumer electronics field. The rise of new entrants from China and Taiwan, as well as new participants from industries where electronics is not their primary good or service, has significantly intensified competition. At the same time, the rise in the cost of raw materials as a result of soaring crude oil prices has resulted in ever-worsening conditions in the business environment that we operate in.

To counteract the rapid pace of change in the industry, the Company focused on "Speed Management" with the Funai Production System, our own unique production improvement system, at its core. In addition, the entire Company worked extremely hard to accurately elicit profit-making opportunities.

Despite these efforts, the fiscal year under review saw a slower than expected market expansion in DVD recorder related devices. In addition, there were unexpected delays in the supply system from the rapid rise in demand for flat-panel TVs. As a result, consolidated net sales for the fiscal year under review fell both from an overall sales figure and from profitability standpoints.

Rest assured, we are taking several steps in order to break out from this temporary slump, and to build a new business foundation that will put us on the road to recovery and future growth. These steps include the re-positioning of management resources to capture more of the current business environment and also strategic investing into growth areas including the formation of partnerships with key allies.

Additionally, the Funai Electric Group adopted a committee system from June of 2005, and a new dividend policy, the "1per cent level of dividend ratio on consolidated shareholders' equity," was established. These moves are part of our efforts to establish a management structure that is able to maximize shareholder value.

We anticipate that this tough business environment will continue into the future. However, we feel that times of intense competition are exactly the times to exhibit our strengths and know-how to the maximum extent, and by doing so, the Funai Electric Group is hoping to maximize the value of the Company. We earnestly seek the support and understanding of our shareholders in these ongoing efforts.

President and CEO Tetsuro Funai



July 2006

For the time being, focus management resources on flat-panel TVs, the driving force behind the market. Continue to improve business operations to achieve growth in the long-term.

Management Environment during the Fiscal Year under Review

2005 was the year of renewed competition as a result of new entrants from different countries and industries, and a drastic shift in the products that drive the consumer electronics market.

The global environment that surrounds the digital consumer electronics market is in a period of immense flux with rapid changes happening everyday.

First of all, competition intensified across the board as new entrants from a variety of countries and industries crowded the marketplace. Specifically, competition in both cost and development intensified on a global scale because of the rise of cost-focused makers from China and Taiwan and the new entry of IT companies whose main products are not traditionally consumer electronics.

Secondly, the product focus drastically shifted in the marketplace. As society entered the 21st century, DVD-related products played a leading role in driving the digital consumer electronics market. Within a short five-year time span, DVD players became prevalent in almost every home, and the demand for such products made a circuit of the US market and reached the mature stage during 2005. As this happened, the consumer electronics market renewed its expansion through a rapid rise in the demand for flat-panel TVs; especifically LCD TVs. The production volume for such products also rapidly increased, resulting in price declines which drove the market expansion even further. In summary, 2005, was the year when the product focus in the consumer electronics industry shifted from DVD-related products to flat-panel TVs.

Management Analysis of the Fiscal Year under Review

The rapid changes in the marketplace and the slight delay in responding to such changes by improving business operations was one of the factors behind the fall in sales and profitability.

For the fiscal year under review, the consolidated financials of the Company fell short of the net sales and profitability levels attained in the previous period. Factors behind this included the faster than anticipated changes in the consumer electronics market, and the slight gap between such changes and the Company's response which was to improve its business operations.

From a historical perspective, the Company entered the flat-panel TV market in the spring of 2004. Since then, the Company has worked to enhance its product line-up, carried out research and development activities to achieve internal manufacturing, and established a mass production system for the product. At the same time, the Company worked to develop and increase sales of DVD recorders with the awareness that the DVD player market was maturing quickly. The aim of the latter effort was to maintain and improve overall sales of DVD-related devices.

Unfortunately, the changes in the marketplace happened quicker than expected. The focus of consumer needs shifted almost solely to flat-panel TVs in 2005, and the Company was not able to gain from this sudden rise in demand because the establishment of a supply system for such products was delayed.

Moreover, the price declines of DVD players and the slow expansion of the DVD recorder market was more severe than anticipated. These factors played a major role in reducing the overall sales and profitability levels for the fiscal year under review.

Other factors, such as the decrease in sales of printers due to significant competition and the shrinking of the analog device market (VCRs, etc.) also played a minor role in reducing sales and profitability.

Nevertheless, as the Company heads towards the future, the most important management issue has been determined to be our response to flat-panel TVs.

Basic Strategy

Tumultuous times are opportunities for the Company to utilize such weapons as the unique production improvement system, the Funai Production System, to shows its true capabilities.

Since inception, the Company has experienced

To Our Shareholders



numerous changes to the business environment. Every time this has happened, the Company quickly developed management strategies to get past these changes and succeeded in expanding its business. The Company's optimally-positioned global production plants, its unique production improvement system (the Funai Production System), the central purchasing system for components, and the experience gained from the implementation of such systems and strategies holds the key to beating others in an extremely competitive market.

I believe that these tumultuous times are right opportunities for the Funai Electric Co., Ltd. to truly exhibit its strengths. In fact, the Company holds a dominant position when compared to its competitors in other countries and industries. For example, as compared to makers in China and Taiwan, we are able to show our longstanding experience in providing high quality products and supplying such products in a stable manner. In addition, we are superior from a cost competition and OEM supply basis as compared to major manufacturers and IT companies.

The Company's past performance is proof that this is the case. For example, the Company captured the No. 1 title in the US for sales of analog devices including TVs and VCRs. In addition, the implementation of strategies to develop the digital technologies business resulted in the Company capturing a greater than 20% market share on the basis of the number of DVD players (including combo units) delivered, thus making us the global leader in this arena. When looking at only the US market, the Company actually holds a dominant 50% share of the marketplace for such products. With this in mind, the plan for the future is to utilize and exhibit the strengths of the Funai Electric Group with the overall goal to capture the No. 1 market share in such product areas as DVD recorders, flat-panel TVs (plasma and LCD TVs), and digital still cameras (DSC).

Important Strategies for the Future

Focus management resources into the field of LCD TVs with the goal to accurately capture market needs and to put the Company back on the road of recovery as quickly as possible.

It is an unmistakable fact that the flat-panel TV market that displayed explosive growth in 2005 will continue to be the driving force behind the digital consumer electronics industry in the future. With this in mind, management resources for the time being will be centered around the development of flat-panel TVs, specifically LCD TVs, with the goal to put the Company on the road to growth for the coming years. In order to achieve this, efforts are currently being made to improve the business system so that is able to sufficiently respond to increases in market demand.

As part of the strategy to capture more of the LCD TV market, the Company will work on strengthening the procurement system for LCD panels. Already, a cooperative agreement with the Chi Mei Group (Head Office: Taiwan), a major maker of LCD panels in Taiwan, has been established and the cost-competitive procurement of LCD panels has begun. In addition, the Company has established similar procurement conditions with other leading panel makers in order to establish a stable supply of parts for its manufacturing facilities.

Next, the Company will work to enhance the current product line-up. Currently, the market for LCDs is moving towards larger and larger screen sizes with the current focus being on the 32" LCD TV. The Company has already introduced a 26" and 32" LCD TV onto the market, and in the autumn, the existing product line-up will be complemented with a new 37" LCD TV.

From a quality standpoint, the Company's unique, cost-competitive module forming technologies and products with the image processing engine installed in them have been highly praised at International Trade Shows. In the future, our plan is to appeal to customers by focusing on the theme of "high picture quality at affordable prices" with the hope to differentiate the Company's products from others in the marketplace.

Furthermore, as parts of the strategy to increase sales of LCD TVs, the Company will work to capture not only the main US market but also markets in

Europe and Japan. In particular, the Company is already developing plans for localized production in Europe as a way to fully integrate the brand into the market.

Through such strategies, the Company is aiming to produce ten times more units than the current level (approximately five million units) by the end of March 2008. In addition, the goal is to capture 10% of the global market share by the end of March 2009.



■Production Goals for LCD TVs
(Thousand of units)
5,000
2,000
540
March '06 (Actual)
March '07 (Projected)
March '08 (Goal)

Medium Term Outlook

Enhance the management foundation of the Company from a medium-term perspective and push to exceed the new consolidated net sales goal of ¥520 billion by the end of March 2008.

At Funai Electric, we believe that the further strengthening of the Company's management foundation is essential to ensure future growth from a medium-term perspective.

With this in mind, the Company will first focus on establishing the FUNAI Brand. Until now, the Company has worked hard to expand sales in the US market but as the Company moves to expand in the future, it will be necessary to fully develop markets in other regions. The strengths of the Funai Brand will be essential to succeeding in this endeavor. By penetrating markets in Europe and Japan as well as other emerging areas as Russia and India, the Company plans to develop the FUNAI Brand.

The second focus of the Company will be on building a management foundation that can pinpoint future growth areas. Traditionally, the Company has always had one eye on current conditions and the other eye on future trends. By doing so, we were able to develop strategies to ensure expansion in the short-term while achieving growth in the long-term. This management stance has been the key to our soaring success over the past several years. As we move towards the future, the key areas of growth are anticipated to be network-related devices and security. For this reason, we are currently looking at several partnerships and M&A opportunities and steadily working to build a management foundation that is one step ahead of its time.

From an operating strategies standpoint, the current focus is on the aforementioned concentration of management resources into the LCD TV field. Nevertheless, the Company is working to develop the next-generation of devices and enhance its product line-up for the future growth area of "networked home electronics," which includes such products as DVD related devices, printers and digital still cameras. By doing so, we are implementing a strategy to capture more opportunities associated with changes in the market structure in the future.

Through the implementation of such medium-term strategies, the Funai Group hopes to recover and grow in the 2006 fiscal year. In addition, the entire Group is pushing to achieve the goals for consolidated net sales and operating income margin of ¥520 billion and 8% respectively, by the end of March 2008.



■Future Growth
(¥Billion)
520
400
360
8.0%
7.0%
6.5%
March '06 (Actual)
March '07 (Projected)
March '08 (Goal)



Corporate Governance and CSR

The Funai Group operates with the utmost awareness of its corporate social responsibilities. Taking this to heart, the Company promotes a management approach that always keeps in mind its responsibility towards all stakeholders, internal and external, ranging from shareholders and customers to vendors, neighboring communities and employees.

Corporate Governance

Funai believes that the most important management theme is to continuously increase corporate value by increasing the soundness and efficiency of its management, enable rapid decision-making to respond to changes in the marketplace and maintain a highly transparent management. In response to rapidly changing social trends, the Company adopted a Committee System in June 2005 to ensure that the Group manages it business in a dynamic and flexible manner that allows rapid decision making. As of June 22, 2006, the Funai Group has 11 directors, of which 7 are outside directors. Furthermore, the Company continues to implement an officer system that has been in place since 2002 with the aim of establishing a system in which management decisions and immediate action can be taken in a flexible manner. As of June 22, 2006, there are 8 officers in the Funai Group.

■ Summary of Committee System



General Shareholders' Meeting
Appointment
Board of Directors
Audit
Appointment/Dismissal
Compensation Committee
Nomination Committee
Audit Committee
Appointment/Dismissal/Audit
Authorization to make business decisions
CEO/ Corporate Officers
Audit
Officers

Environmental Activities

The Funai Group acknowledges the issue of the global environment as an important management topic and has established an Office of Environmental Affairs within the head office in order to take action in response to environmental issues. In addition, we are working towards the acquisition of ISO14001 certification (an international standard for an environmental management system). Starting with the Dong Guan plant (Guang Dong, China), many of the Company's facilities in and outside of Japan are being certified .

In addition, the Company carries out activities that aim to protect the global environment as outlined in the Environmental Charter. As part of these activities, we are aiming to increase the recycle rate to comply with the Electric Appliance Recycle Law. In June 2005, we also participated in the "Team Minus 6%*" campaign, an effort to aggressively curb greenhouse gas emissions.

*The Kyoto Protocol which the world cooperated in making and aims for a resolution to the serious global warming problem was put into effect in February 2005. Japan's promised goal to the world is "reducing its greenhouse gas emissions by 6%." The "Team Minus 6%" campaign is a national project to realize this goal.

The Environmental Charter of Funai Electric Co., Ltd.

Basic Philosophy

We at the Funai Group promise to implement business activities that consider their environmental consequences with the understanding that every single employee is responsible for protecting the global environment. Under the Company Motto which is "to make better products, build greater trust, and establish a more meaningful co-existence with society," the Company will aim to build simple, high-quality products that are protective of the environment and appeal to users, while eliminating waste, efficiently utilizing resources and promoting reuse of materials. The overall goal of these efforts is to contribute towards the realization of a sustainable global society.

Environmental Policies

- Develop top-of-the-line energy efficient products
- Voluntarily eliminate pollution-causing toxic chemical use
- Effectively utilize resources while reducing the amount of industrial waste and promoting re-use and recycling of materials
- Set environmental goals that must be met, review such goals in a periodic manner and improve when necessary
- Instill compliance management across the entire Company
- Train every single employee on environmental matters and steadily implement environmental improvement activities

Information Security Activities

On November 15, 2005, the Funai Group simultaneously received both the British and Japanese certification for its information security management system, which is implemented for the Information Security Division. The British standard is the BS7799-PART2:2002 and the Japanese standard is the Conformity Assessment Scheme for Information Security Management Systems (ISMS) Version 2.

In light of the increased dependence on information systems for commercial transactions, the Company developed a strong information security management system with the understanding that ensuring information security was a responsibility to consumer, vendors and shareholders. In the future, the Company aims to continue improving the system.

Basic Management Policy

Based on the company policy of: "better products", "greater trust" and "co-existence and co-prosperity", our basic management policy aims to achieve mutual prosperity with our stakeholders by building a firm relationship of trust through a more efficient development/production/sales system and stable supply of high-quality products at affordable prices.

Basic policy concerning profit distribution

Funai Electronic acknowledges that providing return to shareholders in connection with the distribution of profit is one of the most important management issues and while planning the strengthening of its management, Funai Electronic places its basic policy on the distribution of dividend at a stable level to shareholders. The basic measure of 1 per cent level of dividend ratio on consolidated shareholders' equity is used as a concrete criteria, and the results of operations and its environments are taken into consideration in order to further implement an aggressive dividend policy. Based upon the policy described above, Funai Electric increased dividend for the fiscal year ended March 2006 upward by ¥5 per share, to ¥55 from the original forecast of ¥50.
Regarding retained earnings, we further strengthen the constitution of management by appropriating its financial resources in order to maintain future stable shareholders profits and develop its mid-to long-term business strategies.
At the meeting of the Board of Directors held on May 11, 2005, it was resolved that the Company will purchase its own shares (upto 1,000,000 shares or 15 billion yen) in order to allow the management to carry out capital policies with agility in response to changing business situations. The Company has purchased 1,000,000 shares of its common stock at ¥12,336 million by December 15 (total of 1,701,006 shares as of the end of March 2006).

Issues and Medium-term Management Strategy

While the rapid shift from analog to digital in the electronics industry has resulted in new needs from users, we are faced with the need of quick responses to technical competition, fierce price competition against emerging Chinese manufacturers, and changing needs of the users.
In such an environment, the Funai Group's current issues and measures against these are as follows.

①Active development and reinforced production system for digital products

With the aim of intensifying its business activities in the field of digital products, Funai has pursued industrial links with partners such as Mitsubishi Electric (collaboration on DVD recorders), Eastman Kodak (collaboration on digital still cameras) and Thomson Group (comprehensive business alliance in the digital TV field including exclusive licensing of certain patents and joint development). In February 2006, Funai formed an alliance with the Chi Mei Group of Taiwan with the intention of securing a stable supply of TFT-LCD panels for TVs. Further, Funai provided financing of US$400 million to the Chi Mei Group to solidify relations between the two companies. In addition, efforts are being made to acquire base technologies through collaboration with academic institutes such as Kyoto University (joint collaboration on construction of next-generation optical disk system) and the University of Electro-Communications (framework agreement for collaboration on digital products).
Funai will continue to further strengthen its product development system centered on the digital product field, based on improved technological capability through human resource development, business alliance, academic alliance and possibly M&A.

Combination LCD TV / ▶
DVD player (20-inch)





▲ HDD / VCR / DVD Recorder

②**Avoid country risks**

Funai Group's overseas sales constitute a large portion of its overall figure, especially that of North America. In order to disperse the risk associated with the current situation, our European sales subsidiary FUNAI EUROPE GmbH has established branch offices in London and Warsaw in July and October 2005 respectively, and in Paris in July 2006, thereby expanding its sales network. Further, Funai carried out the integration of domestic sales channels by transferring Funai Sales' business operation to DX Antenna. There are also plans to enter new emerging markets such as India and Russia.

In terms of production, the Funai Group established FUNAI (THAILAND) CO., LTD in 2003, and began producing visual devices such as large-size TVs in order to avoid country risks, as the Group relies heavily on China for production.

③**Maintain/enhance competitive edge**

In order to maintain and enhance our competitive edge, the Funai Group has been working to further promote cost cuts through the FPS (Funai Production System), as well as increasing in-house production of key parts and components, and enhancing its buying power. In addition, we are working on further improving the relationships we have with globally competitive retailors companies and our OEM partners.

④**Supplementary tax assessment based on application of the tax system for dealing with tax havens**

On June 28, 2005, Funai Electric received notification from the Osaka Tax Administration Bureau of a supplementary tax assessment. The notification indicated that based on its judgment that Funai's Hong Kong subsidiary (a consolidated subsidiary) does not fulfill the requirements for exclusion from application of the tax system for dealing with tax havens, the bureau considers the Hong Kong subsidiary's income for the three-year period from the fiscal year ended March 2002 through the fiscal year ended March 2004 to be income of the Company. The additional tax payment amount, including the corporation tax and local government taxes, is estimated to total ¥16,651 million (¥19,184 million

■Net Sales


(¥ million)
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
342,133
383,034
360,885
March '04
March '05
March '06

■Operating income


(¥ million)
400,000
300,000
200,000
100,000
0
36,534
33,348
23,305
March '04
March '05
March '06

■Net income


(¥ million)
30,000
25,000
20,000
15,000
10,000
5,000
0
26,280
25,723
21,596
March '04
March '05
March '06

including incidental taxes). The Company believes the bureau's decision is an unwarranted tax assessment based on an erroneous interpretation of the facts, and has filed an objection with the tax authorities.

Business Performance

Business environment: The economic situation in the US, our main market, was steady mainly due to substantial growths in capital investment and the housing market. Consumer spending was relatively sluggish as a result of rising energy costs caused by high oil prices. Europe and Japan saw a mild recovery, while in Asia, the economy centering around China also remained steady. The electronics industry in fiscal 2006 saw a growth in demand for digital related products such as flat-panel TVs. However, harsh conditions continued for manufacturers due to increasing oil and raw material prices, as well as intensified price competition caused by the emergence of Chinese and Asian manufacturers and entry of cross industrial makers such as IT firms into digital appliance market.

Net sales: The Funai Group reinforced the development and sales of digital products that include DVD-related devices, LCD TVs, plasma TVs and digital still cameras. However, the decline of the VCR and combination TV/VCR markets was greater than expected, and this lead to the reduction of the overall market for analog products. Similarly for the digital products, the fall of DVD player prices was also greater than expected and DVD recorder-related products in the US saw a slow market growth. In addition, printer sales also suffered from lack of growth. As a result, net sales for fiscal 2006 were down 5.8% to ¥360,885 million.

Operating income: Although selling, general and administrative expenses decreased by 2.2% following efforts to reduce costs, profitability fell due to the sharp drop of product prices caused by intensified competition. Consequently, operating income fell by 30.1% to ¥23,305 million and the ratio of operating income to net sales decreased by 2.2 points to 6.5% compared to the previous term.

Net income: There was a gain of ¥3,056 million from settlement of a substitutional portion of Employee Pension Fund ("EPF") for the current term, but with the decrease in operating income, net income

■Cost of sales / Cost of sales to net sales


(¥ million)
(%)
500,000
400,000
300,000
200,000
100,000
0
100
80
60
40
20
0
77.8
79.7
81.5
266,261
305,165
294,032
March '04
March '05
March '06

■SGA expenses / SGA expenses to net sales


(¥ million)
(%)
75,000
60,000
45,000
30,000
15,000
0
15
12
9
6
3
0
11.5
11.6
12.0
39,338
44,521
43,548
March '04
March '05
March '06

■Operating income to net sales / Net income to net sales


(%)
Operating income to net sales
Net income to net sales
15
12
9
6
3
0
10.7
8.7
6.5
7.7
6.7
6.0
March '04
March '05
March '06



◀ **PDP TV** (42-inch)



▲ **HDD / DVD Recorder**

decreased by 16.0% to ¥21,596 million and net income to sales decreased by 0.7 point over the previous term to 6.0%.

Performance by Product Category

①Audio and Video Equipment

Main product line-up and new products for the current term: Funai's main analog products include VCRs, TVs, and combination TV/VCRs, while for digital devices, the company produces and sells mainly DVD-related products and flat-panel TVs. In DVD-related products, Funai has been producing DVD recorders since March 2004 in addition to DVD players. In flat-panel TVs, Funai produces both LCD and plasma TVs. Currently, Funai meets consumer-wide needs by producing LCD TVs in 15, 20, 26 and 32-inch sizes, and plasma TVs in 42 inches. Other products include terrestrial digital broadcast-compatible terrestrial/BS/CS HDTV tuners.

Performance results for the current term: In addition to the sharp fall in prices of DVD players and related products, lack of growth in demand for DVD recorders in the US resulted in decreased overall sales. On the other hand, overall sales of flat-panel TVs increased due to growth in sales of LCD and plasma TVs. Although sales of TVs increased slightly supported by strong demand, sales of analog products declined due to the decline of VCR and combination TV/VCR markets. As a result, overall sales for audio and video equipment decreased by 6.8% (¥17,106 million) to ¥235,465 million over the previous year.

②Information Equipment

Main product line-up and new products for the current term: In addition to inkjet printers and laser beam printers, Funai has also been producing OEM-based digital still cameras since April 2004 in the information and communications equipment category. From 2003, we have formed strategic alliance agreements with our OEM partner and have shifted our focus from popularly priced inkjet printers to high-end models, developing and releasing new products into the market. Further, as a product related to digital still cameras, Funai has been developing sublimation

■Sales composition by product category (March '06)



Information Equipment 26.6%
Others 8.2%
Audiovisual Equipment 65.2%

■Sales by product category



Audiovisual Equipment
Information Equipment
Others
March '04
240,915
69,141
32,076
342,133
March '05
252,571
100,978
29,484
383,034
March '06
235,465
95,950
29,468
360,885
0
100,000
200,000
300,000
400,000
(¥ million)

photo printers with the aim of improving product synergies.

Performance results for the current term: While sales results for digital still cameras remained favorable as with the previous term, sales of printers decreased due to intensified competition. As a result, sales of information equipment decreased by 5.0% (¥5,028 million) to ¥95,950 million.

③Others

Sales for other products decreased 0.1% (¥16 million) to ¥29,468 million due to decrease in parts.

Performance by Region

Progress by region: Funai is working towards raising the awareness of the "Funai Brand". In North America, our main market, Funai has been a title sponsor for the "FUNAI Classic at the Walt Disney World® Resort" Golf Tournament since 2003, to further strengthen our presence in the US, in addition to strengthening its ties with leading retailers. In Europe, Funai implemented plans to expand its sales channels and made efforts to establish ties with leading retailers. Funai is also making its entry into the emerging markets such as India and Russia with TV and DVD-related products. In these regions, the "FUNAI" brand will be promoted as the product brand, with the aim of increasing brand recognition.

Performance results for the current term: While sales of analog devices such as VCRs and combination TV/VCRs in North America and Europe fell due to market shrinkage, the sharp fall in prices of DVD-related products and lack of growth in demand for DVD recorders in North America resulted in a decrease in sales of audio and video equipment. Consequently, sales in North America and Europe decreased by 5.6% (¥14,911 million) to ¥253,162 million and 5.7% (¥2,880 million) to ¥47,990 million respectively. Sales in Asia also decreased by 15.2% (¥2,602 million) to ¥14,469 million. Sales in other markets decreased by 24.7% (¥1,924 million) to ¥5,864 million. On the other hand, sales in Japan remained flat, with a small increase of 0.4% (¥170 million) to ¥39,399 million.

■Sales composition by region (March '06)


Europe
13.3%
Japan
10.9%
Asia
4.0%
Others
1.6%
North
America
70.2%

■Sales by region


North America
Europe
Asia
Others
Japan
March '04
235,147
43,356
43,108
6,397
14,122
342,133
March '05
268,073
50,870
39,229
7,788
17,071
383,034
March '06
253,162
47,990
39,399
5,864
14,469
360,885
0
100,000
200,000
300,000
400,000
(¥ million)


SYLVANIA

◀ **LCD TV** (32-inch)


PROGRESSIVE DVD/CD PLAYER

▲ **DVD Player**

Financial Condition

Assets: Current assets decreased by ¥30,565 million over the previous year. This was mainly due to a decrease of ¥42,568 million in cash and cash equivalents. Investments and advances increased by ¥48,100 million over the previous year. This was mainly due to a increase of ¥46,891 million in long-term loan receivable. The major cause of the increase in long-term loan receivable was the financing of US$400 million to the Chi Mei Group. Suspense payments of income taxes totaling ¥19,184 million are accounted due to the supplementary tax assessment based on application of the tax system for dealing with tax havens. Consequently, total assets increased by ¥33,198 million over the previous year to ¥288,524 million.

Liabilities: Total liabilities increased by ¥9,281 million over the previous year to ¥90,319 million. This is mainly due to an increase of ¥25,337 million in short-term borrowings despite decreases in accounts payable.

Shareholders' equity: Although the Company purchased its own shares, shareholders' equity increased by ¥23,827 million to ¥197,871 million due to an increase of ¥19,784 in retained earnings. As a result, shareholders' equity ratio improved by 0.4 point to 68.6%.

Cash Flow

Due to payments of ¥12,327 million in income taxes and ¥19,184 million in suspense payments of income taxes total cash flow provided by operating activities was ¥14,195 million. Cash flow from investing activities was ¥47,611 million mainly due to the aforementioned loan of ¥47,008 million to Taiwan's Chi Mei Group and others. Cash flow provided by financing activities was ¥9,204 million due to an increase of ¥23,803 million in short-term borrowings. As a result, balance of cash and cash equivalents at year-end decreased by ¥42,568 million to ¥58,588 million.

■Total assets


(¥ million)
300,000
250,000
200,000
150,000
100,000
50,000
0
223,191
255,326
288,524
March '04
March '05
March '06

■Shareholders' equity / Shareholders' equity ratio


(¥ million)
(%)
300,000
250,000
200,000
150,000
100,000
50,000
0
90
75
60
45
30
15
0
67.1
68.2
68.6
149,748
174,044
197,871
March '04
March '05
March '06

■Cash and cash equivalents at end of year


(¥ million)
120,000
90,000
60,000
30,000
0
113,606
101,156
58,588
March '04
March '05
March '06

Global Network / Directory


Dong Guan Plant 1 (China)
Dong Guan Plant 2 (China)
Dong Guan Plant 3 (China)
Huang Jiang Plant (China)
Zhong Shan Plant 1 (China)
Zhong Shan Plant 2 (China)
Funai (Thailand) Co., Ltd. (Thailand)
Funai Europe GmbH (Germany)
Funai Electric (Malaysia) Sdn. Bhd. (Malaysia)

Directory

Places of Business, Research Center

TOKYO BRANCH (JAPAN)
(FUNAI TOKYO TECHNOLOGY CENTER)

Manufacturing Subsidiaries

CHUGOKU FUNAI ELECTRIC CO., LTD. (JAPAN)
FUNAI ELECTRIC (H.K.) LTD. (HONG KONG)
Consignment manufacturing plants
DONG GUAN PLANT1,2,3 (CHINA)
HUANG JIANG PLANT (CHINA)
ZHONG SHAN PLANT 1 (CHINA)
ZHONG SHAN PLANT 2 (CHINA)
H.F.T. INDUSTRIAL LTD. (HONG KONG)
FUNAI ELECTRIC (MALAYSIA) SDN. BHD. (MALAYSIA)
FUNAI (THAILAND) CO., LTD. (THAILAND)

Sales Subsidiaries

DX ANTENNA CO., LTD. (JAPAN)
FUNAI CORPORATION, INC (U.S.A)
FUNAI EUROPE GmbH (GERMANY)

Development Subsidiary

FUNAI ELECTRIC ADVANCED APPLIED
TECHNOLOGY RESEARCH INSTITUTE INC. (JAPAN)

Affiliated Subsidiary

FUNAI SERVICE CO., LTD. (JAPAN)



Funai Electric Co., Ltd. Head Office (Japan)



Funai Corporation, Inc. (U.S.A)



Chugoku Funai Electric Co., Ltd. (Japan)



Funai Electric Co., Ltd.
Tokyo Branch (Japan)



Funai Electric (H.K.) Ltd. (Hong Kong)

A total of five companies in Japan and eight overseas are included in the Funai Group's consolidated business results for March 2006 period. In addition, the Group has two overseas affiliates that are both accounted for by the equity method. Funai Electric Co., Ltd. is mainly responsible for the intangible aspects of the Group's operations (development, design, etc) while the subsidiaries undertake the tangible aspects (production, sales, etc).

Funai's manufacturing operations are characterized by global procurement and a global production system. The company currently operates manufacturing facilities in three countries: China, Malaysia and Thailand. In China, production of our leading digital devices is shared among the Dong Guan, Huang Jiang and Zhong Shan plants. Production of audio and video equipment such as large-screen televisions in Thailand is handled by Funai (Thailand) Co., Ltd., which was established in July 2003. Our Malaysian plant, which has the longest history of all our overseas plants, mainly produces televisions (combination TV/VCRs).

The plants in China (commission), Malaysia and Thailand employ a total of 17,658 persons, while the overall Group employs 19,515 persons (both figures as of March 31, 2006).

Funai's well-established global sales system consists of the overseas subsidiaries Funai Corporation Inc. (USA), Funai Europe GmbH (Germany) and DX Antenna Co., Ltd. (Japan). Domestic sales system has been integrated into DX Antenna since the transfer of business from Funai Sales Co., Ltd. to the company.

Members of the Board and Officers

as of July 1, 2006

Members of the Board

Tetsuro Funai ……………Chairman of the Board, Nomination and Compensation Committee

Yoshio Nakajima ………Member of Nomination and Compensation Committee

Sanya Itoh ………………Member of Nomination and Compensation Committee

Akitaka Inoue……………Chairman of Audit Committee

Mitsuo Yonemoto ………Member of Nomination and Compensation Committee

Junsho Kawasaki………Member of Nomination and Compensation Committee

Morihiko Tashiro………Member of Nomination, Audit and Compensation Committee

Akira Miyazaki …………Member of Nomination and Compensation Committee

Shigemichi Asakura……Member of Audit and Compensation Committee

Yasuhisa Katsuta ………Member of Nomination, Audit and Compensation Committee

Hidetoshi Nishimura……Member of Audit and Compensation Committee

Corporate Officers

Tatsuro Funai ……………President and CEO

Yoshio Nakajima ………Executive Vice President

Sanya Itoh ………………Managing Officer

Officers

Tsunehiro Mizushima…………………Executive Officer

Yoshio Kinoshita………………………Executive Officer

Takashi Kiyomoto………………………Executive Officer

Hideo Nakai……………………………Executive Officer

Tomonori Hayashi………………………Executive Officer

Masayuki Tani …………………………Executive Officer

Akihiko Naito …………………………Officer

Noriyuki Yamamoto ……………………Officer

Fumiaki Kidera…………………………Officer

Financial Statements

FUNAI ELECTRIC CO., LTD.
and its Consolidated Subsidiaries

CONTENTS

Consolidated Balance Sheets

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	March 31,		*March 31,*
	2006	2005	*2006*
ASSETS			
Current assets:			
Cash and cash equivalents (Note 2)	¥ 58,588	¥ 101,156	*$ 498,749*
Short-term investments (Note 4)	297	1,277	*2,528*
Notes and accounts receivable	49,416	45,520	*420,669*
Inventories (Note 5)	34,453	27,303	*293,292*
Deferred tax assets (Note 12)	2,927	2,990	*24,917*
Other current assets	5,200	3,410	*44,267*
Allowance for doubtful accounts	(594)	(804)	*(5,057)*
Total current assets	150,287	180,852	*1,279,365*
Investments and advances:			
Investments in and advances to unconsolidated subsidiaries and affiliates	6,211	5,830	*52,873*
Securities and other investments (Note 4)	36,510	35,682	*310,803*
Long-term loan receivable	47,160	269	*401,464*
	89,881	41,781	*765,140*
Property, plant and equipment, at cost:			
Land	5,068	5,102	*43,143*
Buildings and structures	13,095	12,989	*111,475*
Machinery and equipment	62,179	54,063	*529,318*
Construction in progress	46	7	*392*
	80,388	72,161	*684,328*
Less: Accumulated depreciation	(60,988)	(49,755)	*(519,179)*
	19,400	22,406	*165,149*
Patent rights	6,137	7,058	*52,243*
Suspense payments of income taxes (Note 12)	19,184	—	*163,310*
Other assets	3,635	3,229	*30,944*
	¥ 288,524	¥ 255,326	*$ 2,456,151*

The accompanying notes are a

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	March 31,		*March 31,*
	2006	2005	*2006*
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 7)	¥ 28,624	¥ 3,287	*$ 243,671*
Current portion of long -team debt (Note 7)	724	724	*6,163*
Accounts payable	41,205	51,917	*350,770*
Accrued income taxes	2,567	8,746	*21,852*
Accrued bonuses	196	192	*1,669*
Other current liabilities	3,180	3,233	*27,071*
Total current liabilities	76,496	68,099	*651,196*
Long-term debt (Note 7)	5,317	6,041	*45,263*
Retirement benefits to employees (Note 8)	1,848	4,856	*15,732*
Retirement benefits to directors	907	926	*7,721*
Other non-current liabilities	5,751	1,116	*48,957*
Total liabilities	90,319	81,038	*768,869*
Minority interests	334	244	*2,843*
Commitments and Contingent liabilities (Notes 6 and 9)			
Shareholders' equity (Note10):			
Common stock:			
Authorized: 80,000,000 shares			
Issued: 36,095,896 shares at March 31, 2006 and 36,070,396 shares at March 31, 2005	31,241	31,119	*265,949*
Additional paid-in capital	33,205	33,084	*282,668*
Retained earnings	145,030	125,246	*1,234,613*
Net unrealized holding gains on other securities	8,504	5,410	*72,393*
Foreign currency translation adjustments	1,105	(11,943)	*9,407*
Less: treasury stock, at cost:			
1,701,006 shares at March 31, 2006 and 700,559 shares at March 31, 2005	(21,214)	(8,872)	*(180,591)*
Total shareholders' equity	197,871	174,044	*1,684,439*
	¥ 288,524	¥ 255,326	*$ 2,456,151*

ntegral part of these statements.

Consolidated Statements of Income

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		*(Thousands of U.S. dollars) (Note 3)*
	For the years ended March 31,		*For the year ended March 31,*
	2006	2005	*2006*
Net sales	¥ 360,885	¥ 383,034	*$ 3,072,146*
Cost of sales (Note 11)	294,032	305,165	*2,503,039*
Gross profit	66,853	77,869	*569,107*
Selling, general and administrative expenses (Note 11)	43,548	44,521	*370,716*
Operating income	23,305	33,348	*198,391*
Other income (expenses):			
Interest and dividend income	3,311	1,669	*28,186*
Interest expenses	(875)	(352)	*(7,449)*
Foreign exchange gain, net	1,658	1,134	*14,114*
Provision for doubtful accounts	(529)	(191)	*(4,503)*
Loss on impairment of securities	(455)	(638)	*(3,873)*
Gain on settlement of a substitutional portion of EPF, net (Note 8)	3,056	—	*26,015*
Other, net	(51)	346	*(434)*
Income before income taxes and minority interests	29,420	35,316	*250,447*
Income taxes (Note 12)**:**			
Current	5,351	9,844	*45,552*
Deferred	2,420	(305)	*20,601*
	7,771	9,539	*66,153*
Income before minority interests	21,649	25,777	*184,294*
Minority interests	53	54	*451*
Net income	¥ 21.596	¥ 25,723	*$ 183,843*
	(Yen)		*(Dollars)*
Net income per share (Notes 2 and 16)**:**			
— Basic	¥ 620.02	¥ 719.61	*$ 5.28*
— Diluted	619.08	716.95	*5.27*
Cash dividends per share (Note 2)	¥ 55.00	¥ 50.00	*$ 0.47*

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Thousands)	(Millions of yen)					
	Number of shares of common stock outstanding	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gains on other securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2004	35,266	¥ 30,941	¥ 32,467	¥100,279	¥ 5,293	¥ (9,221)	¥(10,011)
Net income	—	—	—	25,723	—	—	—
Cash dividends	—	—	—	(706)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(50)	—	—	—
Shares issued under stock option plan	37	178	178	—	—	—	—
Reissuance of treasury stock	—	—	439	—	—	—	—
Net unrealized holding gains on other securities	—	—	—	—	117	—	—
Foreign currency translation adjustments	—	—	—	—	—	(2,722)	—
Net decrease of treasury stock	66	—	—	—	—	—	1,139
Balance at March 31, 2005	35,369	31,119	33,084	125,246	5,410	(11,943)	(8,872)
Net income	—	—	—	21,596	—	—	—
Cash dividends	—	—	—	(1,768)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(44)	—	—	—
Shares issued under stock option plan	25	122	121	—	—	—	—
Net unrealized holding gains on other securities	—	—	—	—	3,094	—	—
Foreign currency translation adjustments	—	—	—	—	—	13,048	—
Net increase of treasury stock	(1,000)	—	—	—	—	—	(12,342)
Balance at March 31, 2006	34,394	¥ 31,241	¥ 33,205	¥145,030	¥ 8,504	¥ 1,105	¥(21,214)

	(Thousands of U.S. dollars) (Note 3)					
Balance at March 31, 2005	*$264,910*	*$281,638*	*$1,066,196*	*$46,054*	*$(101,669)*	*$(75,526)*
Net income	—	—	*183,843*	—	—	—
Cash dividends	—	—	*(15,051)*	—	—	—
Bonuses to directors and corporate auditors	—	—	*(375)*	—	—	—
Shares issued under stock option plan	*1,039*	*1,030*	—	—	—	—
Net unrealized holding gains on other securities	—	—	—	*26,339*	—	—
Foreign currency translation adjustments	—	—	—	—	*111,076*	—
Net increase of treasury stock	—	—	—	—	—	*(105,065)*
Balance at March 31, 2006	*$265,949*	*$282,668*	*$1,234,613*	*$72,393*	*$ 9,407*	*$(180,591)*

The accompanying notes are an integral part of these statements.

FUNAI ELECTRIC CO., LTD. and its Consolidated Subsidiaries

	(Millions of yen)		(Thousands of U.S. dollars) (Note 3)
	For the years ended March 31,		*For the year ended March 31,*
	2006	2005	*2006*
OPERATING ACTIVITIES:			
Net income:	¥ 21,596	¥ 25,723	*$ 183,843*
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	8,172	7,009	*69,567*
Allowance for doubtful accounts	191	(495)	*1,626*
Provision for retirement benefits to employees, net	48	222	*409*
(Reversal)provision for retirement benefits to directors, net	(19)	3	*(162)*
Gain on settlement of a substitutional portion of EPF, net	(3,056)	—	*(26,015)*
Loss (gain) on sales or disposals of property, plant and equipment, net	145	(536)	*1,234*
Changes in assets and liabilities:			
Decrease (increase) in notes and accounts receivable	1,120	(11,543)	*9,534*
Increase in inventories	(4,098)	(9,591)	*(34,886)*
Decrease (increase) in other current assets	1,828	(1,852)	*15,561*
(Decrease) increase in accounts payable	(11,551)	2,338	*(98,332)*
(Decrease) increase in accrued income taxes	(6,976)	10,897	*(59,385)*
Increase in other current liabilities	4,299	315	*36,597*
Payments for suspense payments of income taxes	(19,184)	—	*(163,310)*
Other, net	(6,710)	(471)	*(57,120)*
	(35,791)	(3,704)	*(304,682)*
Net cash (used in) provided by operating activities	(14,195)	22,019	*(120,839)*
INVESTING ACTIVITIES:			
Proceeds from sales of short-term investments	692	312	*5,891*
Payments for purchase of property, plant and equipment	(3,955)	(15,143)	*(33,668)*
Proceeds from sales of property, plant and equipment	662	1,080	*5,635*
Payments for purchase of intangibles	(2,368)	(5,269)	*(20,158)*
Proceeds from sales of investments in securities	4,438	356	*37,780*
Payments for purchase of investments in securities	(871)	(14,279)	*(7,415)*
Payments for loan receivable	(47,008)	(261)	*(400,170)*
Proceeds from collection of loan receivable	163	73	*1,387*
Other	636	623	*5,414*
Net cash used in investing activities	(47,611)	(32,508)	*(405,304)*
FINANCING ACTIVITIES:			
Increase (decrease) in short-term borrowings	23,803	(844)	*202,630*
Repayments of long-term debt	(724)	(794)	*(6,163)*
Payments for purchase of treasury stock	(12,342)	(8,872)	*(105,065)*
Proceeds from sales of treasury stock	—	10,449	*—*
Cash dividends	(1,768)	(706)	*(15,051)*
Other, net	235	347	*2,001*
Net cash provided by (used in) financing activities	9,204	(420)	*78,352*
Effect of exchange rate changes on cash and cash equivalents	10,034	(1,541)	*85,418*
Net decrease in cash and cash equivalents	(42,568)	(12,450)	*(362,373)*
Cash and cash equivalents at beginning of year	101,156	113,606	*861,122*
Cash and cash equivalents at end of year	¥ 58,588	¥ 101,156	*$ 498,749*

The accompanying notes are an integral part of these statements.

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements of Funai Electric Co., Ltd. (the "Company") and its consolidated subsidiaries ("Funai" as a consolidated group) are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards or accounting principles generally accepted in the United States of America, and which are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. Overseas consolidated subsidiaries maintain their records in conformity with accounting principles generally accepted in their respective countries. In general, no adjustments to the accounts of overseas consolidated subsidiaries have been reflected in the accompanying consolidated financial statements to present them in compliance with Japanese accounting principles and practices followed by the Company.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

2. Summary of significant accounting policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of Funai where the Company has an ability of control through its voting right or certain conditions. The excess of investment cost over net assets at the date of acquisition is amortized mainly over 5 years on a straight-line basis. All significant inter-company transactions have been eliminated.

Investments in all significant affiliated companies, where the Company has significant influences, are accounted for by the equity method and, accordingly, stated at cost adjusted for equity in undistributed earnings and losses from the date of acquisition.

Funai Corporation, Inc., Funai Europe GmbH, Funai Electric (H.K.) Limited, H.F.T. Industrial Limited, Funai Electric (Malaysia) Sdn. Bhd., Funai Asia Pte Ltd , Daisho Electronics (Thailand) Co., Ltd. and Funai (Thailand) Co., Ltd. use a fiscal year ending on December 31, of each year. DX Antenna Co., Ltd. uses a fiscal year ending on February 28, of each year. Material differences in intercompany transactions and accounts arising from the use of the different fiscal year-end are appropriately adjusted in consolidation.

(b) Translation of foreign currencies

All asset and liability accounts denominated in foreign currencies are translated into Japanese yen at the exchange rates in effect at the respective balance sheet dates and the resulting translation gain or loss is taken into income currently.

All asset and liability accounts denominated in foreign currencies of foreign consolidated subsidiaries and affiliates are translated into Japanese yen at the exchange rates in effect at the respective balance sheet dates. Operating accounts are translated at the average rates of exchange for the respective years. These translation adjustments, which are not included in the determination of income, are reported as foreign currency translation adjustments in the shareholders' equity.

(c) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less.

(d) Short-term investments and investments in securities

Securities are classified into trading securities, held- to- maturity debt securities, and other securities. Other securities with readily determinable fair value are recorded at fair value. Unrealized holding gains and losses are reported as a separate component of shareholders' equity, net of tax. Other securities without readily determinable fair value are stated at cost.

When the market price of other securities falls below 50% of the price of the securities at the time of acquisition, a realized loss is recognized with the new cost basis being the current market price. If the market price falls 30% or more but less than 50%, a judgment is made about the likelihood of a recovery in price and decision is taken whether to write down to fair value.

(e) Inventories

Finished goods and work in process are mainly stated at cost, determined by the average method, and materials and supplies are mainly stated at cost, determined by the first-in first-out method, except that foreign consolidated subsidiaries state their inventories at the lower of cost or market, cost being determined by the first-in first-out method.

(f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is principally computed by the declining-balance method at rates based on the estimated useful lives of the assets, except that foreign consolidated subsidiaries compute depreciation by the straight-line method.

The principal estimated useful lives used for computing depreciation are as follows:

Buildings and structures	3 to 50 years
Machinery and equipment	1 to 20 years

The cost of maintenance, repairs and minor renewals is charged to expense in the year incurred; major renewals and betterments are capitalized.

In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of disposal, costs and accumulated depreciation are removed from the respective accounts.

(g) Intangible assets

Computer software is amortized on the straight-line method over the estimated useful life of five years.
Patent rights are amortized on the straight-line method over the economic useful life.
Goodwill is amortized on the straight-line basis over five years.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed based on the historical write-off experience from prior periods, plus an estimate of uncollectible amounts based on the analysis of certain individual receivables.

(i) Retirement benefits and pension plan

Severance indemnities are accrued based on the retirement benefit obligation, considering the projected benefit obligation and fair value of plan assets at the balance sheet date. Unrecognized net transition obligation at a domestic subsidiary is amortized over 15 years based on a straight line method. Past service liabilities are charged to income over the average remaining service period of employees (10 years) based on a straight line method. Actuarial gain or loss are charged to income over the average remaining service period of employees (10 years) based on a straight line method from the following year incurred.

The Company and certain domestic subsidiaries maintain the Funai Electric welfare pension fund plan and qualified retirement-funded pension plans. Retirement benefits to employees under those plans are determined by reference to current basic rates of pay and length of service. Certain overseas subsidiaries maintain defined contribution plans.

The Company, with respect to directors, provides for lump-sum service benefits. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to directors upon retirement. An annual provision is made in the accounts for the estimated cost of this termination plan, which is not funded.

(j) Finance lease

Leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except that leases do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

(k) Research and development expenses

Research and development expenses are charged to results of operations as incurred.

(l) Income taxes

Deferred tax assets and liabilities are recognized based on the differences between the financial statements carrying amounts and tax bases of assets and liabilities using enacted statutory tax rates in effect at the balance sheet date. A valuation allowance is recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

(m) Net income per share

The computation of basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period. The computation of diluted net income per share is based upon the weighted average number of shares of common stock outstanding during each period after consideration of dilutive effect of common stock equivalents which include warrants and convertible bonds.

Cash dividends per share is those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are paid.

(n) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) New accounting standards

The Company and its domestic subsidiaries have adopted "Accounting Standard for Impairment of Fixed Assets"(the Business Accounting Council, August 9, 2002) and "the Guideline on Accounting Standards for Impairment of Fixed Assets" (Financial Accounting Standards Implementation Guidelines No. 6, October 31, 2003) effective April 1, 2005. The adoption of these standards did not have a material impact on its consolidated results of operations and financial positions for the year ended March 31, 2006.

3. Translation into United States dollars

The consolidated financial statements presented herein are expressed in Japanese yen and have been translated into United States dollars, solely for the convenience of the reader, at the rate of ¥117.47 = U.S.$1, the exchange rate prevailing at March 31, 2006. Such translations should not be construed as representation that the yen amounts have been, could have been or could be converted into United States dollars at that rate or any other rate.

4. Short-term investments and investments in securities

Securities at March 31,2006 and 2005 included in short-term investments and securities and other investments are summarized as follows:

	(Millions of yen)					
	March 31,					
	2006			2005		
	Cost	Unrealized gains(losses), net	Book Value (Fair value)	Cost	Unrealized gains(losses), net	Book Value (Fair value)
Equity securities	¥ 7,086	¥14,492	¥21,578	¥ 7,390	¥ 9,968	¥17,358
Debt securities	10,512	(89)	10,423	11,147	(266)	10,881
	¥17,598	¥14,403	32,001	¥18,537	¥ 9,702	28,239
Securities for which market value not readily determinable			4,800			8,029
			¥36,801			¥36,268

	(Thousands of U.S. dollars)		
	March 31, 2006		
	Cost	*Unrealized gains(losses), net*	*Book Value (Fair value)*
Equity securities	*$ 60,322*	*$123,368*	*$183,690*
Debt securities	*89,487*	*(758)*	*88,729*
	$149,809	*$122,610*	*272,419*
Securities for which market value not readily determinable			*40,861*
			$313,280

5. Inventories

Inventories at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Finished goods	¥ 27,068	¥ 15,515	*$ 230,425*
Materials and supplies	6,379	10,613	*54,303*
Work in process	1,006	1,175	*8,564*
	¥ 34,453	¥ 27,303	*$ 293,292*

6. Leases

The following pro forma amounts represent the acquisition cost, accumulated depreciation and net book value of the lease assets of March 31, 2006 and 2005, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases in Japan:

	(Millions of yen)					
	March 31,					
	2006			2005		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 1,857	¥ 1,071	¥ 786	¥ 2,350	¥ 1,563	¥ 787

	(Thousands of U.S. dollars)		
	March 31,2006		
	Acquisition costs	*Accumulated depreciation*	*Net book value*
Machinery and equipment	*$ 15,808*	*$ 9,117*	*$ 6,691*

Future lease payments under financing leases, including amounts representing interest, at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
Future lease payments:	2006	2005	*2006*
Due within one year	¥ 331	¥ 339	*$ 2,818*
Due after one year	412	415	*3,507*
	¥ 743	¥ 754	*$ 6,325*

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥393million ($ 3,349thousand) and ¥489million for the years ended March 31, 2006 and 2005, respectively.

Future lease payments under operating leases at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
Future lease payments:	2006	2005	2006
Due within one year	¥ 781	¥ 790	*$ 6,649*
Due after one year	3,348	4,150	*28,501*
	¥ 4,129	¥ 4,940	*$ 35,150*

7. Short-term borrowings and long-term debt

Short-term borrowings are principally bank loans with average rates of 4.7% and 2.2% at March 31, 2006 and 2005, respectively.

Long-term debt at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Long term bank loans	¥ 6,041	¥ 6,765	*$ 51,426*
Less current portion	(724)	(724)	*(6,163)*
	¥ 5,317	¥ 6,041	*$ 45,263*
Average interest rate	1.3%	1.3%	

The aggregate annual maturities of long-term bank loans at March 31, 2006 were as follows:

Year ending March 31,	(Millions of yen)	*(Thousands of U.S. dollars)*
2007	¥ 724	*$ 6,163*
2008	724	*6,163*
2009	2,533	*21,563*
2010	2,060	*17,537*
	¥ 6,041	*$ 51,426*

8. Retirement benefits to employees

In accordance with "Defined Benefit Enterprise Pension Plan Law", the Company and some of its domestic subsidiaries obtained an approval from Japan's Minister of Health Welfare for the transfer to the government of the benefit obligation related to past employee service under the substitutional portion of Employee Pension Fund ("EPF") on October 1, 2005, and transferred to the government the substitutional portion of EPF and the related government-specified portion of plan assets of EPF on March 3, 2006.

Gain on settlement of a substitutional portion of EPF, net amounting to ¥3,056 million ($26,015 thousand) was recorded as other income.

Benefit obligation, plan assets and funded status of the Company and its domestic consolidated subsidiaries at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Benefit obligation	¥(9,228)	¥(17,645)	*$(78,556)*
Fair value of plan assets	8,672	11,648	*73,823*
Funded status:			
Benefit obligation in excess of plan assets	(556)	(5,997)	*(4,733)*
Unrecognized plan assets	—	(316)	*—*
Unrecognized net transition obligation	1,308	1,433	*11,134*
Unrecognized actuarial loss	(476)	2,175	*(4,052)*
Unrecognized prior service cost	(647)	(779)	*(5,508)*
Net amount recognized	(371)	(3,484)	*(3,159)*
Prepaid pension cost	1,477	1,372	*12,573*
Accrued pension liability recognized in the balance sheet	¥(1,848)	¥ (4,856)	*$(15,732)*

Severance and pension costs of the Company and its domestic consolidated subsidiaries were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Service cost	¥ 487	¥ 545	*$4,146*
Interest cost	340	406	*2,894*
Expected return on plan assets	(266)	(258)	*(2,264)*
Amortization:			
Transition obligation	125	125	*1,064*
Prior service cost	(85)	(100)	*(724)*
Actuarial losses	205	282	*1,745*
Net periodic benefit cost	¥ 806	¥1,000	*$6,861*
Discount rate	1.4-2.5%	1.4-2.5%	
Expected long-term rate of return on plan assets	1.4-2.5%	2.5%	

9. Contingent liabilities

Contingent liabilities at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Loans guaranteed (primarily of unconsolidated subsidiaries and affiliates)	¥455	¥1,163	*$3,873*

10. Shareholders' equity

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued is required to be capitalized as stated capital, although the Company may, by resolution of its board of directors, capitalize as amount not exceeding one-half of the issue price of the new shares as additional paid-in capital. The Company may, by resolution of the board of directors, distribute additional paid-in capital or the stated capital in the form of stock splits. The Code also provides that legal reserve and additional paid-in capital are reserved until 25% of the Company's stated capital. The legal reserve and additional paid-in capital may be transferred to stated capital through suitable directors action or used to reduce a deficit through suitable shareholders action. Under the Code, the Company is allowed to acquire its own shares to the extent that the aggregate cost of treasury shares does not exceed the maximum amount available for dividends.

11. Supplemental expense information

Research and development expenses are included in manufacturing costs and selling, general and administrative expenses for the years ended March 31, 2006 and 2005 amounted to ¥14,103 million($120,057 thousand) and ¥12,089 million respectively.

12. Income taxes

Income taxes applicable to the Company and its domestic subsidiaries include (1) corporation tax, (2) enterprise tax and (3) inhabitants tax which, in the aggregate, result in an effective tax rate approximately equal to 40.7% for the years ended March 31, 2006 and 2005.

Reconciliation between the Japanese statutory income tax rate and effective tax rate is as follows:

	2006	2005
Japanese statutory tax rate	40.7%	40.7%
Expenses not deductible for tax purposes	0.4	0.4
Permanently non-taxable income	(0.7)	(1.7)
R&D tax credit	(2.5)	—
Income of foreign taxed at lower than statutory tax rates	(14.5)	(9.9)
Valuation allowances	1.1	(2.4)
Others	1.9	(0.1)
Effective income tax rate	26.4%	27.0%

The components of the deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 were as follows:

	(Millions of yen)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Deferred tax assets:			
Retirement benefits to employees	¥ 748	¥ 1,408	*$ 6,368*
Retirement benefits to directors	369	377	*3,141*
Accounts payable	485	674	*4,129*
Accrued enterprise tax	—	710	*—*
Allowance for doubtful accounts	346	1,500	*2,945*
Accrued employees' bonuses	498	464	*4,239*
Intercompany profit on inventories and property, plant and equipment	591	437	*5,031*
Impairment loss on securities	1,578	1,391	*13,433*
Tax loss carryforward of consolidated subsidiaries	2,512	2,356	*21,384*
Impairment loss on inventories	711	—	*6,053*
Other	927	1,303	*7,891*
Gross deferred tax assets	8,765	10,620	*74,614*
Less: Valuation allowance	(3,495)	(3,158)	*(29,752)*
Total deferred tax assets	¥ 5,270	¥ 7,462	*$ 44,862*
Deferred tax liabilities:			
Tax purpose reserves by Japanese tax law	¥ 388	¥ 402	*$ 3,303*
Depreciation of overseas consolidated subsidiaries	191	622	*1,626*
Net unrealized gains on securities	5,830	3,706	*49,630*
Prepaid pension cost	602	—	*5,125*
Other	7	7	*60*
Total deferred tax liabilities	7,018	4,737	*59,744*
Net deferred tax (liabilities) assets	¥ (1,748)	¥ 2,725	*$ (14,882)*

On June 28, 2005, the Company received notice of a supplementary tax assessment from the Osaka Regional Taxation Bureau (the "Bureau") regarding aggregate taxation on the taxable income of subsidiaries in Hong Kong for the three fiscal years ended from March 31, 2002 to March 31, 2004. In the Bureau's assessment, taxable income earned by the Hong Kong subsidiaries should be added to the Company's taxable income as the subsidiaries in Hong Kong are

deemed not to satisfy the conditions for exclusion from the application of the tax system for dealing with tax havens.

The additional tax payments amounted to ¥19,184 million ($ 163,310 thousand) including penalties. However, the Company appealed this assessment with the Bureau on August 24, 2005. The Company believes it will become clear that the Company has correctly reported in accordance with applicable tax rules through the appeal process, therefore the Company accounted such payment as "Suspense payments of income taxes" on its consolidated balance sheet as of March 31, 2006.

For the fiscal years subsequent to the tax assessment, the Company has not accrued additional tax exposures estimated at approximately ¥5.4 billion ($ 46.0 million) and ¥4.2 billion based on the methodology applied by the Bureau for the fiscal years ended March 2006 and 2005, respectively, due to the reason described above.

13. Derivative transactions

Funai uses derivative transactions only for the purpose of mitigating future risks associated with fluctuation of foreign currency exchange rates. Funai uses forward currency exchange contracts to hedge the exchange rate risk associated with monetary receivables and payables denominated in foreign currencies.

If forward currency exchange contracts are used as hedge and meet certain hedging criteria, Fuani defers recognition of gains or losses.

Funai evaluates hedge effectiveness by comparing the cumulative changes in the hedging derivative instruments.

Funai is exposed to certain market risks arising from their forward exchange contracts. Funai is also exposed to the risk of credit loss in the event of non-performance by the counterparties to the currency, however, Funai does not anticipate nonperformance by any of these counterparties as they are financial institutions with high credit ratings.

Funai has established control environment which includes policies and procedures for risk assessments and for the approval, reporting and monitoring of transactions involving derivative financial instruments.

At March 31, 2006 and 2005, the outstanding forward currency exchange contracts, and interest currency swap agreements were as follows:

	(Millions of yen)							
	March 31,							
	2006				2005			
	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net
Forward currency exchange contract: purchase	¥ 428	¥ —	¥ 415	¥ (13)	¥ 644	¥ —	¥ 662	¥ 18

	(Thousands of U.S. dollars)			
	March 31, 2006			
	Contracted amount	*Contracted amount - Due after one year*	*Fair value*	*Recognized gain, net*
Forward currency exchange contract: purchase	*$ 3,643*	*$ —*	*$ 3,533*	*$ (110)*

	(Millions of yen)							
	March 31,							
	2006				2005			
	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net	Contracted amount	Contracted amount - Due after one year	Fair value	Recognized gain, net
Interest currency swap	¥ —	¥ —	¥ —	¥ —	¥ 461	¥ 461	¥ 428	¥ (33)

	(Thousands of U.S. dollars)			
	March 31, 2006			
	Contracted amount	*Contracted amount - Due after one year*	*Fair value*	*Recognized gain, net*
Interest currency swap	$ —	$ —	$ —	$ —

14. Stock option plan

A summary of stock option plans at March 31, 2006 was as follows:

	2001 stock option plan	2002 stock option plan	2003 stock option plan
Number of options outstanding as of March 31, 2006	319,900 shares	399,600 shares	378,500 shares
Exercise price	¥9,549	¥15,150	¥13,646
Contractual life	From January 1, 2004 to December 31, 2010	From August 1, 2004 to July 31, 2011	From August 1, 2005 to July 31, 2012

	2004 stock option plan	2004 stock option plan	2005 stock option plan
Number of options outstanding as of March 31, 2006	359,900 shares	25,600 shares	346,400 shares
Exercise price	¥16,167	¥16,836	¥12,369
Contractual life	From August 1, 2006 to July 31, 2013	From August 1, 2006 to July 31, 2013	From August 1, 2007 to July 31, 2014

The 2001 stock option plan provides options to purchase common shares of the Company to directors and key employees of the Company.

The 2002, 2003 and, 2004 stock option plans provide options to purchase common shares of the Company to directors, key employees, counsel, consultant and researcher of the Company and its subsidiaries.

The 2005 stock option plan provides options to purchase common shares of the Company to directors, corporate officers, officers, key employees, counsel, consultant and researcher of the Company and its subsidiaries.

15. Segment Information

Funai operates single business segment of manufacturing and sales of electric products in Japan and overseas. Therefore, operating segment information is not disclosed. Information for geographic segment and overseas sales was as follows:

(1) Geographic segments

(Millions of yen)

	Japan	North America	Asia	Europe	Elimination	Consolidated total
For the year ended March 31, 2006						
Sales:						
Sales to outside customers	¥176,164	¥167,225	¥ 6,850	¥ 10,646	¥ —	¥360,885
Inter-segment sales	157,777	0	286,481	6	(444,264)	—
Total	333,941	167,225	293,331	10,652	(444,264)	360,885
Operating expenses	317,955	169,932	280,884	11,433	(442,624)	337,580
Operating income (loss)	¥ 15,986	¥ (2,707)	¥ 12,447	¥ (781)	¥ (1,640)	¥ 23,305
Identifiable assets	¥103,684	¥ 43,004	¥140,279	¥ 11,642	¥(10,085)	¥288,524
For the year ended March 31, 2005						
Sales:						
Sales to outside customers	¥193,927	¥173,442	¥ 7,186	¥ 8,479	¥ —	¥383,034
Inter-segment sales	181,020	28	297,377	—	(478,425)	—
Total	374,947	173,470	304,563	8,479	(478,425)	383,034
Operating expenses	353,932	171,176	293,333	8,458	(477,213)	349,686
Operating income	¥ 21,015	¥ 2,294	¥ 11,230	¥ 21	¥ (1,212)	¥ 33,348
Identifiable assets	¥ 82,553	¥ 23,867	¥ 117,576	¥ 1,718	¥ 29,612	¥255,326

(Thousands of U.S. dollars)

	Japan	*North America*	*Asia*	*Europe*	*Elimination*	*Consolidated total*
For the year ended March 31, 2006						
Sales:						
Sales to outside customers	*$1,499,651*	*$1,423,555*	*$ 58,313*	*$ 90,627*	*$ —*	*$3,072,146*
Inter-segment sales	*1,343,126*	*0*	*2,438,759*	*51*	*(3,781,936)*	*—*
Total	*2,842,777*	*1,423,555*	*2,497,072*	*90,678*	*(3,781,936)*	*3,072,146*
Operating expenses............	*2,706,691*	*1,446,599*	*2,391,113*	*97,327*	*(3,767,975)*	*2,873,755*
Operating income (loss).....	*$ 136,086*	*$ (23,044)*	*$ 105,959*	*$ (6,649)*	*$ (13,961)*	*$ 198,391*
Identifiable assets	*$ 882,643*	*$ 366,085*	*$1,194,169*	*$ 99,106*	*$ (85,852)*	*$2,456,151*

(2) Overseas sales

	(Millions of yen, except percentages)		*(Thousands of U.S. dollars, except percentages)*
	For the years ended March 31,		*For the year ended March 31,*
	2006	2005	*2006*
Overseas sales	¥ 321,486	¥ 343,805	*$2,736,750*
Consolidated sales	360,885	383,034	*3,072,146*
Ratio of overseas sales to consolidated sales	89.1%	89.8%	*89.1%*

16. Earnings per share

Basic and diluted earnings per share were calculated as follows:

	(Millions of yen and shares in thousand)		*(Thousands of U.S. dollars)*
	March 31,		*March 31,*
	2006	2005	*2006*
Net income	¥ 21,596	¥ 25,723	*$ 183,843*
Bonuses to directors and corporate auditors	—	45	—
Adjusted net income	¥ 21,596	¥ 25,678	*$ 183,843*
Basic weighted average number of shares outstanding	34,831	35,684	
Dilutive effect of stock options	53	132	
Diluted weighted average number of shares outstanding	34,884	35,816	
Basic earnings per share (Yen and Dollars)	¥ 620.02	¥ 719.61	*$ 5.28*
Diluted earnings per share (Yen and Dollars)	619.08	716.95	*5.27*

17. Reclassifications

Certain reclassifications of previously reported amounts have been made to the consolidated balance sheet at March 31, 2005, the consolidated statement of income, shareholders' equity and cash flows for the year ended March 31, 2005 to conform to the current year presentation. Such reclassifications have no effect on net assets, net income and cash flows.

18. Subsequent events

Appropriation of retained earnings

The board meeting of the Company held on May 11, 2006 approved the following appropriations of retained earnings for the year ended March 31, 2006.

	(Millions of yen)	*(Thousands of U.S. dollars)*
Cash dividends (¥55=U.S.$0.47 per share)	¥ 1,891	*$ 16,098*

Report of Independent Auditors

To the Board of Directors and Shareholders of
Funai Electric Co., Ltd.

We have audited the accompanying consolidated balance sheets of Funai Electric Co., Ltd. (the "Company") and its consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Funai Electric Co., Ltd. and its consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan .

As described in Note 12 to the consolidated financial statements, the Company filed an appeal with the Osaka Regional Taxation Bureau against supplementary tax assessment based on the application of the tax system for dealing with tax havens for the subsidiaries in Hong Kong on August 24, 2005.The additional tax payments of ¥19,184 million ($163,310 thousand) including penalties were accounted for as "Suspense payments of income taxes" on its consolidated balance sheet. For the fiscal years subsequent to the tax assessment, the Company has not accrued the additional tax exposures.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Osaka, Japan
June 22, 2006

Company Data

Company Outline

Name	FUNAI ELECTRIC CO., LTD.
Foundation	August 1961
Address	7-7-1 Nakagaito Daito city, Osaka 574-0013, Japan
Tel	81-72-870-4303
Fax	81-72-871-1112
URL	http://www.funaiworld.com/
Capital	¥ 31,240 million
Sales	¥ 313,194 million (March 2006 / Non-consolidated)
Employees	1,188 (March 2006 / Non-consolidated)

Business Operations

Audio-visual Equipment
VCR, DVD player, DVD recorder, Television, LCD TV, PDP TV, Projector
Information Equipment
Printer, Digital Still Camera

Company History

Aug. 1961 Funai Electric Co., Ltd. was established in Ikuno-ku, Osaka City capitalized at ¥20 million.
Mar. 1964 Chugoku Funai Electric Co., Ltd. was established as a manufacturing company in Fukayasu-gun(now Fukuyama City), Hiroshima.
Sep. 1976 The head office was relocated to Daito City, Osaka.
Jun. 1980 Funai Electric Trading (Europe) GmbH (now Funai Europe GmbH), a sales firm, was established in Hamburg, Germany.
Apr. 1989 Funai Electric (Malaysia) SDN.BHD., a manufacturing company, was established in Johor Darul Takzim, West Malaysia.
May. 1991 Funai Corporation, Inc. was established as a sales firm in New Jersey, U.S.A.
Mar. 1992 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) was established in Hong Kong as a management company of processing on commission to consignment manufacturing plants in Guang Dong province, China.
Apr. 1992 Dong Guan Plant in Dong Guan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Aug. 1994 Zhong Shan Plant in Zhong Shan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Jan. 1996 Funai Service Co., Ltd. was established.
May. 1996 Highsonic Industrial Ltd. (now Funai Electric (H.K.) Ltd.) established H.F.T Industrial Ltd. by joint investment with the Japan company.
Feb. 1999 Funai Electric Co., Ltd. was listed on the Second Section of Osaka Securities Exchange.
Mar. 2000 Funai Electric Co., Ltd. was listed on the First Section of Tokyo Stock Exchange and the First Section of Osaka Securities Exchange.
Mar. 2001 Closing date for the fiscal year ending June 15 was changed to March 31.
Nov. 2001 Got the stocks of DX Antenna Co., Ltd.
Jul. 2003 Funai (Thailand) Co., Ltd. a manufacturing company, was established in Nakornratchasima, Kingdom of Thailand.
Dec. 2003 Huang Jiang Plant in Dong Guan City, Guang Dong Province started operations as a consignment manufacturing plant in China.
Apr. 2004 Funai Electric Advanced Applied Technology Research Institute Inc. was established.

FUNAI

FUNAI ELECTRIC CO., LTD.